 EXHIBIT 99.1

Report to Shareholders for the second quarter ended June 30, 2017

REPORT TO SHAREHOLDERS FOR THE SECOND QUARTER OF 2017

All financial figures are unaudited and presented in Canadian dollars (Cdn$) unless noted otherwise. Production volumes are presented on a working-interest basis, before royalties, except for Libya, which is on an entitlement basis. Certain financial measures in this document are not prescribed by Canadian generally accepted accounting principles (GAAP). For a description of these non-GAAP financial measures, see the Non-GAAP Financial Measures Advisory section of Suncor's Management's Discussion and Analysis, dated July 26, 2017 (the MD&A). See also the Advisories section of the MD&A. References to Oil Sands operations exclude Suncor's interest in Syncrude's operations.

"Our integrated model and a continued focus on cost reduction supported our performance in the second quarter," said Steve Williams, president and chief executive officer. "Strong performance from our offshore and downstream businesses helped to offset the facility incident at Syncrude and major maintenance at the majority of our Oil Sands assets, generating cash flow in excess of our sustaining capital and dividend commitments."

•
Funds from operations(1) of $1.627 billion ($0.98 per common share). Cash flow provided by operating activities, which includes changes in non-cash working capital, was $1.671 billion ($1.00 per common share).

•
Operating earnings(1) of $199 million ($0.12 per common share) and net earnings of $435 million ($0.26 per common share).

•
Total Oil Sands production was 413,600 barrels per day (bbls/d) compared to 213,100 bbls/d in the prior year period, with the prior year quarter being significantly impacted by the forest fires in the Fort McMurray area.

•
Oil Sands operations cash operating costs per barrel(1) (bbl) were $27.80 for the second quarter of 2017, reflecting reduced production due to planned maintenance and the positive impact of the company's cost reduction initiatives.

•
Exploration and Production (E&P) production increased to 125,500 barrels of oil equivalent per day (boe/d) from 117,600 boe/d in the prior year quarter.

•
Refining and Marketing (R&M) crude throughput improved to 435,500 bbls/d from 400,200 bbls/d in the prior year quarter.

•
The Fort Hills project is 90% complete, with turnover of the ore processing and main primary extraction assets to operations in the period. The project cost estimate is on track with first oil expected at the end of 2017. In addition, the East Tank Farm Development was commissioned subsequent to the end of the quarter and will support Fort Hills operations following first oil at the end of 2017.

•
The Hebron platform was successfully towed out to its final offshore location and safely positioned on the sea floor in the second quarter of 2017. Drilling activities are on schedule and first oil remains on track for the end of 2017.

•
The West White Rose Project was sanctioned during the second quarter of 2017. Suncor is a non-operating partner with a blended working interest of approximately 26%. First oil is targeted for 2022, with the company's share of peak oil production estimated to be 20,000 boe/d.

(1)
Non-GAAP financial measures. See page 4 for a reconciliation of net earnings (loss) to operating earnings (loss). ROCE excludes capitalized costs related to major projects in progress. See the Non-GAAP Financial Measures Advisory section of the MD&A.

(2)
ROCE, excluding the impacts of impairments of $1.599 billion in the fourth quarter of 2015, would have been negative 1.5% and negative 1.2% for the second and third quarter of 2016, respectively.

Financial Results

Suncor recorded second quarter 2017 operating earnings(1) of $199 million ($0.12 per common share) compared to a $565 million operating loss ($0.36 per common share) in the prior year quarter. Highlights of the quarter included improved crude oil pricing, increased production from E&P and R&M, and continued focus on costs in all areas. Results in the current period were impacted by a facility incident at Syncrude occurring late in the first quarter of 2017 and planned maintenance at the majority of the company's Oil Sands assets. Results in the prior year period were impacted by production being shut in as a result of forest fires in the Fort McMurray area, partially offset by an R&M first-in, first-out gain.

Funds from operations(1) were $1.627 billion ($0.98 per common share) compared to $916 million ($0.58 per common share) in the second quarter of 2016 and were impacted by the same factors noted in operating earnings above.

Net earnings were $435 million ($0.26 per common share) in the second quarter of 2017, compared with a net loss of $735 million ($0.46 per common share) in the prior year quarter. Net earnings for the second quarter of 2017 included an unrealized after-tax foreign exchange gain of $278 million on the revaluation of U.S. dollar denominated debt, an after-tax charge of $10 million for early payment of debt, net of associated realized foreign currency hedge gains, and a non-cash after-tax loss of $32 million on forward interest rate swaps and foreign currency derivatives. The net loss in the prior year quarter included an unrealized after-tax foreign exchange loss of $27 million on the revaluation of U.S. dollar denominated debt, an after-tax charge of $73 million for early payment of debt and a non-cash after-tax loss of $70 million on forward interest rate swaps.

Operating Results

Operating, selling and general expense in the second quarter of 2017 included costs associated with the additional 5% Syncrude working interest acquired partway through the second quarter of 2016, and, in 2016, costs were avoided while operations were shut in as a result of forest fires in the Fort McMurray area. Excluding these two factors, total operating, selling and general expense was lower in the current quarter as controllable cost savings more than offset an increase in energy input costs that resulted from higher natural gas prices.

Suncor's total upstream production was 539,100 boe/d in the second quarter of 2017, compared with 330,700 boe/d in the prior year quarter.

Oil Sands operations production was 352,600 bbls/d in the second quarter of 2017, compared to 177,500 bbls/d in the prior year quarter, with the increase primarily due to production being shut in during the second quarter of 2016 as a result of the forest fires in the Fort McMurray area, as well as a turnaround of Upgrader 2 in the same period. Production in the second quarter of 2017 was impacted by the first five-year turnaround of the expanded Firebag central facilities, as well as planned upgrader maintenance, which was completed in the period. Although the ramp-up following the turnaround at Firebag was longer than anticipated, the extension of this turnaround cycle to five years has provided an overall net benefit to the company through the experience gained, which will be leveraged during future turnaround cycles. Production at Oil Sands operations returned to normal operating rates by the end of the quarter.

Oil Sands operations cash operating costs per barrel(1) were $27.80 in the second quarter of 2017, reflecting major maintenance in the period and the positive impact of the company's cost reduction initiatives, compared to $46.80 in the prior year quarter. The quarter-over-quarter improvement was primarily due to the increased production and lower controllable costs.

Suncor's share of Syncrude production was 61,000 bbls/d in the second quarter of 2017, compared to 35,600 bbls/d in the prior year quarter. The increase is attributed to the negative impact of the forest fires during the second quarter of 2016 combined with an additional working interest acquired partway through the second quarter of 2016. Production in the second quarter of 2017 was significantly impacted by a facility incident that occurred late in the first quarter of 2017, a planned upgrader turnaround and the advancement of coker maintenance originally planned for the fourth quarter of 2017, which was accelerated to coincide with the unplanned outage in an effort to maximize annual production. Syncrude cash operating costs per barrel(1) in the second quarter of 2017 were $97.80, a decrease from $113.55 in the prior year quarter, with both periods being impacted by the previously noted production outages. Syncrude has completed the required facility repairs and the planned upgrader turnaround and expects to return to normal operating rates by early August, following the completion of coker maintenance.

"Although the performance of some of our Oil Sands assets did not meet our expectations in the second quarter, we have full confidence in these assets," said Williams. "We have substantially completed extensive oil sands maintenance and anticipate strong performance going forward."

(1)
Non-GAAP financial measures. See the Non-GAAP Financial Measures Advisory section of the MD&A.
2 SUNCOR ENERGY INC. 2017 SECOND QUARTER

Production volumes in E&P increased to 125,500 boe/d in the second quarter of 2017, compared to 117,600 boe/d in the prior year quarter, primarily due to lower planned maintenance at Terra Nova, production from new wells at Hibernia and production from Libya, partially offset by natural declines at Buzzard.

Overall production guidance for 2017 remains unchanged as increased production from E&P is expected to offset the impact of the facility incident at Syncrude.

Strong operational performance contributed to increased refinery crude throughput of 435,500 bbls/d, compared to 400,200 bbls/d in the prior year quarter, and also reflected lower planned maintenance and improved crude availability. Average refinery utilization in the second quarter of 2017 was 94%, compared with 87% in the prior year quarter. Results in R&M also benefited from strong retail sales volumes in the second quarter of 2017, contributing to a year-to-date record for the first half of 2017.

Strategy Update

The disciplined execution of Suncor's 2017 capital program is focused on bringing Suncor's major growth projects, Fort Hills and Hebron, to first oil by the end of the year, while continuing to invest in the safety, reliability and efficiency of the company's operating assets.

Fort Hills project construction was 90% complete at the end of the second quarter of 2017, with turnover of the ore processing and main primary extraction assets to operations occurring in the period. Activity in the quarter also included the utilities plant entering into the completion and turnover to operations phase. Construction at the secondary extraction facility, which is the final area to be completed to bring the project to first oil, continued in the quarter, and the project remains on target to start production at the end of 2017. Expenditures in the second quarter of 2017 were also focused on early-works sustaining activities that will support the execution of the Fort Hills mine and tailings plan following the commencement of production. Subsequent to the end of the quarter, the company commissioned the East Tank Farm Development and will begin readying the terminal for the receipt of Fort Hills bitumen at the end of 2017.

The company continued to progress the sale of a combined 49% interest in the East Tank Farm Development with the Fort McKay and Mikisew Cree First Nations for estimated proceeds of approximately $500 million and expects to close the arrangement in the second half of 2017.

The Hebron project achieved a major milestone in the second quarter of 2017, with the platform towed out to its final offshore location and successfully positioned on the sea floor. Drilling activities at Hebron are on schedule, and first oil remains on track for late 2017. Activity in the second quarter in E&P also included continued development drilling at Hibernia and White Rose and development work on the Norwegian Oda project.

"Fort Hills and Hebron are on track for first oil at the end of 2017, with both projects achieving major milestones," said Williams. "Front end commissioning of several key assets at Fort Hills has begun and the completed Hebron platform has been successfully positioned at its final location, where drilling activities are on schedule."

The West White Rose Project was sanctioned during the second quarter of 2017. Suncor is a non-operating partner with a blended working interest of approximately 26%. First oil is targeted for 2022, with the company's share of peak oil production estimated to be 20,000 boe/d.

Syncrude sustaining capital in the second quarter of 2017 was primarily focused on the planned upgrader turnaround, advanced coker maintenance previously scheduled for the fourth quarter of 2017 and repairs associated with the facility incident from the first quarter of 2017. The company expects to receive insurance proceeds to offset a significant portion of the expenditures associated with the facility incident.

During the second quarter of 2017, the company continued efforts with Syncrude to drive operating efficiencies, improve performance and develop regional synergies through integration. In the second quarter of 2017, Suncor's logistics network continued to handle volumes of intermediate sour Syncrude production to assist in inventory management and allow certain Syncrude assets to run at partial rates to avoid a full shutdown and restart as a result of the facility incident.

Under the new Normal Course Issuer Bid, which commenced in the second quarter of 2017, the company bought back $296 million of its own shares for cancellation.

During the second quarter of 2017, Suncor repaid US$1.250 billion of 6.10% notes originally scheduled to mature on June 1, 2018, to reduce financing costs and provide ongoing balance sheet flexibility.

SUNCOR ENERGY INC. 2017 SECOND QUARTER 3

Operating Earnings (Loss) Reconciliation(1)

	Three months ended June 30		Six months ended June 30
($ millions)	2017	2016	2017	2016

Net earnings (loss)	435	(735)	1 787	(478)

Unrealized foreign exchange (gain) loss on U.S. dollar denominated debt	(278)	27	(381)	(858)

Non-cash mark to market loss on interest rate swaps and foreign currency derivatives(2)	32	70	32	160

Loss on early payment of long-term debt(3)	10	73	10	73

Gain on significant disposals(4)	—	—	(437)	—

COS acquisition and integration costs(5)	—	—	—	38

Operating earnings (loss)(1)	199	(565)	1 011	(1 065)

(1)
Operating earnings (loss) is a non-GAAP financial measure. All reconciling items are presented on an after-tax basis. See the Non-GAAP Financial Measures Advisory section of the MD&A.

(2)
Non-cash mark to market loss on forward interest rate swaps and foreign currency derivatives resulting from changes in long-term interest rates and foreign exchange rates in the Corporate segment.

(3)
Charges associated with the early repayment of debt, net of associated realized foreign currency hedge gains, in the Corporate segment.

(4)
Gain of $354 million related to the sale of the company's lubricants business in the R&M segment, combined with a gain of $83 million related to the sale of the company's interest in the Cedar Point wind facility in the Corporate segment.

(5)
Transaction and related charges associated with the acquisition of Canadian Oil Sands Limited (COS) in the Corporate segment.

Corporate Guidance

Suncor has updated its production, capital and other information in its 2017 corporate guidance, previously issued on April 26, 2017. The full year outlook for Syncrude production has been updated from 135,000 – 150,000 bbls/d to 130,000 – 145,000 bbls/d, and the full year outlook range for Syncrude cash operating costs has been updated from $36.00 – $39.00/bbl to $42.00 – $45.00/bbl, to reflect the extended return to operations following the facility incident that occurred late in the first quarter of 2017. In addition, the full year outlook range for E&P production has been updated from 110,000 – 120,000 boe/d to 115,000 – 125,000 boe/d due to improved asset performance, resulting in no change to the full year outlook range for total Suncor production.

The full year outlook range for Oil Sands operations cash operating costs has been updated from $24.00 – $27.00/bbl to $23.00 – $26.00/bbl to reflect lower natural gas and maintenance costs.

The updated full year outlook range for capital expenditures of $5.4 – $5.6 billion has increased from $4.8 – $5.2 billion to reflect an opportunity to accelerate the pace of work at Fort Hills, as well as increased costs at Syncrude related to the facility incident late in the first quarter of 2017 and its 2017 turnaround. The project cost estimate is on track with first oil expected at the end of 2017.

The following full year outlook assumptions have also been adjusted: Current income taxes to $600 – $900 million from $500 – $800 million, Brent Sollum Voe to US$49.00/bbl from US$53.00/bbl, WTI at Cushing to US$47.00/bbl from US$52.00/bbl, WCS at Hardisty to US$35.00/bbl from US$38.00/bbl, New York Harbor 3-2-1 crack to US$14.50/bbl from US$13.50/bbl and AECO – C Spot to $2.50/GJ from $3.00/GJ. For further details and advisories regarding Suncor's 2017 revised corporate guidance, see www.suncor.com/guidance.

Measurement Conversions

Certain natural gas volumes in this report to shareholders have been converted to boe on the basis of one bbl to six mcf. See the Advisories section of the MD&A.

4 SUNCOR ENERGY INC. 2017 SECOND QUARTER

MANAGEMENT'S DISCUSSION AND ANALYSIS
July 26, 2017

Suncor is an integrated energy company headquartered in Calgary, Alberta, Canada. We are strategically focused on developing one of the world's largest petroleum resource basins – Canada's Athabasca oil sands. In addition, we explore for, acquire, develop, produce and market crude oil and natural gas in Canada and internationally; we transport and refine crude oil, and we market petroleum and petrochemical products primarily in Canada. Periodically we market third-party petroleum products. We also conduct energy trading activities focused principally on the marketing and trading of crude oil, natural gas and byproducts.

For a description of Suncor's segments, refer to Suncor's Management's Discussion and Analysis for the year ended December 31, 2016, dated March 1, 2017 (the 2016 annual MD&A).

This Management's Discussion and Analysis (MD&A) should be read in conjunction with Suncor's unaudited interim Consolidated Financial Statements for the three-month and six-month periods ended June 30, 2017, Suncor's audited Consolidated Financial Statements for the year ended December 31, 2016 and the 2016 annual MD&A.

Additional information about Suncor filed with Canadian securities regulatory authorities and the United States Securities and Exchange Commission (SEC), including quarterly and annual reports and Suncor's Annual Information Form dated March 1, 2017 (the 2016 AIF), which is also filed with the SEC under cover of Form 40-F, is available online at www.sedar.com, www.sec.gov and our website www.suncor.com. Information contained in or otherwise accessible through our website does not form part of this document, and is not incorporated into this document by reference.

References to "we", "our", "Suncor", or "the company" mean Suncor Energy Inc., and the company's subsidiaries and interests in associates and jointly controlled entities, unless the context otherwise requires.

1. ADVISORIES

Basis of Presentation

Unless otherwise noted, all financial information has been prepared in accordance with Canadian generally accepted accounting principles (GAAP), specifically International Accounting Standard (IAS) 34 Interim Financial Reporting as issued by the International Accounting Standards Board, which is within the framework of International Financial Reporting Standards (IFRS).

All financial information is reported in Canadian dollars, unless otherwise noted. Production volumes are presented on a working-interest basis, before royalties, unless otherwise noted. Certain prior year amounts in the Consolidated Statements of Comprehensive Income (Loss) have been reclassified to conform to the current year's presentation.

References to Oil Sands operations exclude Suncor's interest in Syncrude operations.

Non-GAAP Financial Measures

Certain financial measures in this MD&A – namely operating earnings (loss), funds from (used in) operations, return on capital employed (ROCE), Oil Sands operations cash operating costs, Syncrude cash operating costs, refining margin, refining operating expense, discretionary free cash flow, and last-in, first-out (LIFO) – are not prescribed by GAAP. Operating earnings (loss), Oil Sands operations cash operating costs, Syncrude cash operating costs and LIFO are defined in the Non-GAAP Financial Measures Advisory section of this MD&A and reconciled to GAAP measures in the

SUNCOR ENERGY INC. 2017 SECOND QUARTER 5

Consolidated Financial Information and Segment Results and Analysis sections of this MD&A. Funds from (used in) operations, ROCE, discretionary free cash flow, refining margin and refining operating expense are defined and reconciled to GAAP measures in the Non-GAAP Financial Measures Advisory section of this MD&A.

Risk Factors and Forward-Looking Information

The company's financial and operational performance is potentially affected by a number of factors, including, but not limited to, the factors described within the Forward-Looking Information section of this MD&A. This MD&A contains forward-looking information based on Suncor's current expectations, estimates, projections and assumptions. This information is provided to assist readers in understanding the company's future plans and expectations and may not be appropriate for other purposes. Refer to the Forward-Looking Information section of this MD&A for information on the material risk factors and assumptions underlying our forward-looking information.

Measurement Conversions

Certain crude oil and natural gas liquids volumes have been converted to mcfe on the basis of one bbl to six mcf. Also, certain natural gas volumes have been converted to boe or mboe on the same basis. Any figure presented in mcfe, boe or mboe may be misleading, particularly if used in isolation. A conversion ratio of one bbl of crude oil or natural gas liquids to six mcf of natural gas is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, conversion on a 6:1 basis may be misleading as an indication of value.

Common Abbreviations

For a list of abbreviations that may be used in this MD&A, refer to the Common Abbreviations section of this MD&A.

6 SUNCOR ENERGY INC. 2017 SECOND QUARTER

2. SECOND QUARTER HIGHLIGHTS

•
Second quarter financial results.

•
Net earnings for the second quarter of 2017 were $435 million, compared to a net loss of $735 million in the prior year quarter. Net earnings for the second quarter of 2017 were impacted by the same factors that influenced operating earnings described below and included an unrealized after-tax foreign exchange gain of $278 million on the revaluation of U.S. dollar denominated debt, an after-tax charge of $10 million for early payment of debt, net of associated realized foreign currency hedge gains, and a non-cash after-tax loss of $32 million on forward interest rate swaps and foreign currency derivatives. The net loss in the prior year quarter included an unrealized after-tax foreign exchange loss of $27 million on the revaluation of U.S. dollar denominated debt, an after-tax charge of $73 million for early payment of debt and a non-cash after-tax loss of $70 million on forward interest rate swaps.

•
Operating earnings(1) for the second quarter of 2017 were $199 million, compared to an operating loss of $565 million for the prior year quarter, with the increase attributed to increased Oil Sands production, as a result of the forest fires in the Fort McMurray area impacting the second quarter of 2016, improved crude oil pricing, increased production from Exploration and Production (E&P) and Refining and Marketing (R&M), and continued focus on costs in all areas, partially offset by a first-in, first-out (FIFO) loss, compared to a FIFO gain in the prior year period. Operating earnings in the second quarter of 2017 were impacted by a facility incident at Syncrude occurring late in the first quarter of 2017 and planned maintenance at the majority of the company's Oil Sands assets.

•
Funds from operations(1) were $1.627 billion for the second quarter of 2017, compared to $916 million for the second quarter of 2016, and were impacted by the same factors noted in operating earnings above. Cash flow provided by operating activities, which includes changes in non-cash working capital, was $1.671 billion for the second quarter of 2017, compared to $862 million for the second quarter of 2016.

•
Increased refinery crude throughput of 435,500 bbls/d, compared to 400,200 bbls/d in the prior year quarter.  The increase was due to strong reliability, lower planned maintenance and improved crude availability.

•
E&P increased production to 125,500 boe/d from 117,600 boe/d in the second quarter of 2016.  Lower planned maintenance at Terra Nova, production from new wells at Hibernia and production from Libya were partially offset by natural declines at Buzzard.

•
Total Oil Sands production increased to 413,600 bbls/d from 213,100 bbls/d in the prior year quarter.  Current period production was impacted by a facility incident at Syncrude occurring late in the first quarter of 2017 and planned maintenance at the majority of the company's Oil Sands assets, compared to production being shut in during the second quarter of 2016 as a result of forest fires in the Fort McMurray area. A 5% working interest in Syncrude acquired partway through the second quarter of 2016 also contributed to the increase in overall Oil Sands production.

•
Oil Sands operations cash operating costs(1) averaged $27.80/bbl for the quarter, a decrease from $46.80/bbl in the prior year quarter.  The improvement was primarily a result of the production outage associated with the forest fires in the prior year quarter. Current period Oil Sands operations cash operating costs were impacted by planned major maintenance events, partially offset by the continued execution of cost reduction efforts.

•
Fort Hills project 90% complete, with turnover of the ore processing and main primary extraction assets to operations in the period.  In addition, the East Tank Farm Development was commissioned subsequent to the end of the quarter and will support Fort Hills operations following first oil at the end of 2017.

•
The Hebron platform was successfully towed out to its final offshore location and safely positioned on the sea floor.  Drilling activities are on schedule and first oil remains on track for the end of 2017.

•
The West White Rose Project was sanctioned during the second quarter of 2017.  Suncor is a non-operating partner with a blended working interest of approximately 26% and a share of peak oil production estimated to be 20,000 boe/d. First oil is targeted for 2022.

•
Repaid US$1.250 billion of 6.10% notes originally scheduled to mature on June 1, 2018.  The reduction in outstanding debt is expected to reduce financing costs and provide ongoing balance sheet flexibility.

•
Suncor continued to return value to shareholders.  Suncor returned $533 million to shareholders through dividends and bought back $296 million of outstanding shares in the second quarter of 2017.

(1)
Operating earnings (loss), funds from (used in) operations, and Oil Sands operations cash operating costs are non-GAAP financial measures. See the Non-GAAP Financial Measures Advisory section of this MD&A.
SUNCOR ENERGY INC. 2017 SECOND QUARTER 7

3. CONSOLIDATED FINANCIAL INFORMATION

Financial Highlights

	Three months ended June 30		Six months ended June 30
($ millions)	2017	2016	2017	2016

Net earnings (loss)

Oil Sands	(277)	(1 063)	25	(1 587)

Exploration and Production	182	26	354	(8)

Refining and Marketing	346	689	1 175	930

Corporate, Energy Trading and Eliminations	184	(387)	233	187

Total	435	(735)	1 787	(478)

Operating earnings (loss)(1)

Oil Sands	(277)	(1 063)	25	(1 587)

Exploration and Production	182	26	354	(8)

Refining and Marketing	346	689	821	930

Corporate, Energy Trading and Eliminations	(52)	(217)	(189)	(400)

Total	199	(565)	1 011	(1 065)

Funds from (used in) operations(1)

Oil Sands	573	(202)	1 682	61

Exploration and Production	438	302	919	563

Refining and Marketing	504	885	1 079	1 289

Corporate, Energy Trading and Eliminations	112	(69)	(29)	(315)

Total	1 627	916	3 651	1 598

Capital and Exploration Expenditures(2)

Sustaining	894	752	1 293	1 223

Growth	765	869	1 572	1 813

Total	1 659	1 621	2 865	3 036

	Three months ended June 30		Twelve months ended June 30
($ millions)	2017	2016	2017	2016

Discretionary Free Cash Flow(1)	186	(303)	3 621	99

(1)
Non-GAAP financial measures. See the Non-GAAP Financial Measures Advisory section of this MD&A.

(2)
Excludes capitalized interest.
8 SUNCOR ENERGY INC. 2017 SECOND QUARTER

Operating Highlights

	Three months ended June 30		Six months ended June 30
	2017	2016	2017	2016

Production volumes by segment

Oil Sands (mbbls/d)	413.6	213.1	501.6	389.4

Exploration and Production (mboe/d)	125.5	117.6	130.0	121.6

Total (mboe/d)	539.1	330.7	631.6	511.0

Production mix

Crude oil and liquids / natural gas (%)	99/1	99/1	99/1	99/1

Refinery utilization (%)	94	87	94	89

Refinery crude oil processed (mbbls/d)	435.5	400.2	432.7	410.5

Net Earnings

Suncor's consolidated net earnings for the second quarter of 2017 were $435 million, compared with a net loss of $735 million for the prior year quarter. Net earnings were primarily affected by the same factors that influenced operating earnings described subsequently in this section of this MD&A. Other items affecting net earnings over these periods included:

•
The after-tax unrealized foreign exchange impact on the revaluation of U.S. dollar denominated debt was a gain of $278 million for the second quarter of 2017; the after-tax unrealized foreign exchange loss on the revaluation of U.S. dollar denominated debt was $27 million for the second quarter of 2016.

•
In the second quarter of 2017, the company recognized a non-cash after-tax loss on forward interest rate swaps and foreign currency derivatives of $32 million in the Corporate segment due to a decline in long-term interest rates and changes in foreign exchange rates; the non-cash after-tax loss on forward interest rate swaps due to a decline in long-term interest rates was $70 million in the second quarter of 2016.

•
The company recorded an after-tax charge of $10 million in the Corporate segment for the early payment of debt in the second quarter of 2017, which included realized after-tax gains of $54 million on associated foreign currency hedges; the after-tax charge for early payment of debt was $73 million in the second quarter of 2016.
SUNCOR ENERGY INC. 2017 SECOND QUARTER 9

Operating Earnings (Loss) Reconciliation(1)

	Three months ended June 30		Six months ended June 30
($ millions)	2017	2016	2017	2016

Net earnings (loss)	435	(735)	1 787	(478)

Unrealized foreign exchange (gain) loss on U.S. dollar denominated debt	(278)	27	(381)	(858)

Non-cash mark to market loss on interest rate swaps and foreign currency derivatives(2)	32	70	32	160

Loss on early payment of long-term debt(3)	10	73	10	73

Gain on significant disposal(4)	—	—	(437)	—

COS acquisition and integration costs(5)	—	—	—	38

Operating earnings (loss)(1)	199	(565)	1 011	(1 065)

(1)
Operating earnings (loss) is a non-GAAP financial measure. All reconciling items are presented on an after-tax basis. See the Non-GAAP Financial Measures Advisory section of this MD&A.

(2)
Non-cash mark to market loss on interest rate swaps and foreign currency derivatives resulting from changes in long-term interest rates and foreign exchange rates in the Corporate segment.

(3)
Charges associated with the early repayment of debt, net of associated realized foreign currency hedge gains, in the Corporate segment.

(4)
Gain of $354 million related to the sale of the company's lubricants business in the R&M segment, combined with a gain of $83 million on the sale of the company's interest in the Cedar Point wind facility in the Corporate segment.

(5)
Transaction and related charges associated with the acquisition of Canadian Oil Sands Limited (COS) in the Corporate segment.

(1)
For an explanation of this bridge analysis, see the Non-GAAP Financial Measures Advisory section of this MD&A.

Suncor's consolidated operating earnings for the second quarter of 2017 were $199 million, compared to an operating loss of $565 million in the prior year quarter, with the improvement attributed to increased Oil Sands production, higher crude oil pricing and increased production from E&P and R&M, partially offset by a FIFO loss as compared to a FIFO gain in the prior period, and the production impacts associated with the facility incident at Syncrude and planned major maintenance at the majority of the company's oil sands assets. Operating earnings in the prior year quarter were significantly impacted by the production shut-in associated with the forest fires in the Fort McMurray area.

10 SUNCOR ENERGY INC. 2017 SECOND QUARTER

Suncor's consolidated operating earnings were $1.011 billion for the first six months of 2017, compared to an operating loss of $1.065 billion in the prior year period. The increase was attributable to improved crude price realizations, higher upstream production and R&M throughput, partially offset by a smaller FIFO gain in the current year period.

After-Tax Share-Based Compensation Expense by Segment

	Three months ended June 30		Six months ended June 30
($ millions)	2017	2016	2017	2016

Oil Sands	6	11	21	33

Exploration and Production	1	1	3	3

Refining and Marketing	3	6	12	22

Corporate, Energy Trading and Eliminations	9	11	55	73

Total share-based compensation expense	19	29	91	131

The after-tax share-based compensation expense decreased to $19 million during the second quarter of 2017, compared to $29 million during the prior year quarter, as a result of a greater share price decrease during the current period when compared to the share price decrease in the prior year quarter.

Business Environment

Commodity prices, refining crack spreads and foreign exchange rates are important factors that affect the results of Suncor's operations.

		Average for the three months ended June 30		Average for the six months ended June 30
		2017	2016	2017	2016

WTI crude oil at Cushing	US$/bbl	48.30	45.60	50.05	39.55

Dated Brent crude	US$/bbl	49.85	45.60	51.80	39.75

Dated Brent/Maya crude oil FOB price differential	US$/bbl	5.80	7.65	7.40	8.30

MSW at Edmonton	Cdn$/bbl	62.30	55.80	63.25	45.15

WCS at Hardisty	US$/bbl	37.20	32.30	37.25	25.80

Light/heavy differential for WTI at Cushing less WCS at Hardisty	US$/bbl	11.10	13.30	12.80	13.75

Condensate at Edmonton	US$/bbl	48.45	44.10	50.30	39.30

Natural gas (Alberta spot) at AECO	Cdn$/mcf	2.80	1.40	2.75	1.60

Alberta Power Pool Price	Cdn$/MWh	19.30	14.90	20.85	16.50

New York Harbor 3-2-1 crack(1)	US$/bbl	16.35	16.10	14.45	13.95

Chicago 3-2-1 crack(1)	US$/bbl	14.40	16.65	12.80	12.90

Portland 3-2-1 crack(1)	US$/bbl	21.25	19.30	19.85	16.15

Gulf Coast 3-2-1 crack(1)	US$/bbl	16.80	14.85	15.40	12.95

Exchange rate	US$/Cdn$	0.74	0.78	0.75	0.75

Exchange rate (end of period)	US$/Cdn$	0.77	0.77	0.77	0.77

(1)
3-2-1 crack spreads are indicators of the refining margin generated by converting three barrels of WTI into two barrels of gasoline and one barrel of diesel. The crack spreads presented here generally approximate the regions into which the company sells refined products through retail and wholesale channels.
SUNCOR ENERGY INC. 2017 SECOND QUARTER 11

Suncor's sweet SCO price realizations are influenced primarily by the price of WTI at Cushing and by the supply and demand for sweet SCO from Western Canada. Price realizations in the second quarter of 2017 for sweet SCO were positively impacted by a higher WTI price of US$48.30/bbl, compared to US$45.60/bbl in the prior year quarter, as well as a favourable differential for SCO relative to WTI. Suncor produces sour SCO, the price of which is influenced by various crude benchmarks, including, but not limited to, MSW at Edmonton and WCS at Hardisty, and which can also be affected by prices negotiated for spot sales. Prices for MSW at Edmonton increased to $62.30/bbl compared to $55.80/bbl in the prior year quarter and prices for WCS at Hardisty increased to US$37.20/bbl from US$32.30 in the second quarter of 2016.

Bitumen production that Suncor does not upgrade is blended with diluent or SCO to facilitate delivery on pipeline systems. Net bitumen price realizations are therefore influenced by both prices for Canadian heavy crude oil (WCS at Hardisty is a common reference), prices for diluent (Condensate at Edmonton) and SCO. Bitumen price realizations can also be affected by bitumen quality and spot sales.

Suncor's price realizations for production from East Coast Canada and International assets are influenced primarily by the price for Brent crude. Brent crude pricing increased to an average of US$49.85/bbl in the second quarter of 2017, compared to US$45.60/bbl in the prior year quarter.

Natural gas used in Suncor's Oil Sands and Refining operations is primarily referenced to Alberta spot prices at AECO. The average AECO benchmark increased to $2.80/mcf in the second quarter of 2017, from $1.40/mcf in the prior year quarter.

Suncor's refining margins are influenced primarily by 3-2-1 crack spreads, which are industry indicators approximating the gross margin on a barrel of crude oil that is refined to produce gasoline and distillates, and by light/heavy and light/sour crude differentials. More complex refineries can earn greater refining margins by processing less expensive, heavier crudes. Crack spreads do not necessarily reflect the margins of a specific refinery. Crack spreads are based on current crude feedstock prices whereas actual refining margins are based on FIFO inventory accounting, where a delay exists between the time that feedstock is purchased and when it is processed and sold to a third party. A FIFO loss normally reflects a declining price environment for crude oil and finished products, whereas FIFO gains reflect an increasing price environment for crude oil and finished products. Specific refinery margins are further impacted by actual crude purchase costs, refinery configuration, production mix and realized prices for refined products sales in markets unique to each refinery.

Excess electricity produced in Suncor's Oil Sands operations business is sold to the Alberta Electric System Operator (AESO), with the proceeds netted against the Oil Sands operations cash operating cost per barrel metric. The Alberta power pool price increased to an average of $19.30/MWh in the second quarter of 2017, compared with $14.90/MWh in the prior year quarter.

The majority of Suncor's revenues from the sale of oil and natural gas commodities are based on prices that are determined by or referenced to U.S. dollar benchmark prices. The majority of Suncor's expenditures are realized in Canadian dollars. In the second quarter of 2017, the Canadian dollar weakened in relation to the U.S. dollar as the average exchange rate decreased to US$0.74 per one Canadian dollar from US$0.78 per one Canadian dollar in the prior year quarter. This rate decrease had a positive impact on price realizations for the company during the second quarter of 2017 when compared to the prior year quarter.

Suncor also has assets and liabilities, notably approximately 70% of the company's debt, which are denominated in U.S. dollars and translated to Suncor's reporting currency (Canadian dollars) at each balance sheet date. An increase in the value of the Canadian dollar relative to the U.S. dollar from the previous balance sheet date decreases the amount of Canadian dollars required to settle U.S. dollar denominated obligations.

12 SUNCOR ENERGY INC. 2017 SECOND QUARTER

4. SEGMENT RESULTS AND ANALYSIS

OIL SANDS

Financial Highlights

	Three months ended June 30		Six months ended June 30
($ millions)	2017	2016	2017	2016

Gross revenues	2 498	1 160	5 788	3 199

Less: Royalties	(37)	(9)	(98)	(28)

Operating revenues, net of royalties	2 461	1 151	5 690	3 171

Net (loss) earnings	(277)	(1 063)	25	(1 587)

Operating (loss) earnings(1)	(277)	(1 063)	25	(1 587)

Oil Sands operations	37	(797)	330	(1 314)

Oil Sands ventures	(314)	(266)	(305)	(273)

Funds from (used in) operations(1)	573	(202)	1 682	61

(1)
Non-GAAP financial measures. See the Non-GAAP Financial Measures Advisory section of this MD&A.

(1)
For an explanation of this bridge analysis, see the Non-GAAP Financial Measures Advisory section of this MD&A.

Operating earnings for Oil Sands operations were $37 million in the second quarter of 2017, compared to an operating loss of $797 million in the prior year quarter. The improvement was due to increased crude oil production combined with higher crude price realizations, consistent with increased benchmark pricing, partially offset by the avoidance of operating costs during the second quarter of 2016 while operations were shut in and higher natural gas costs in the second quarter of 2017.

The operating loss for Oil Sands ventures was $314 million in the second quarter of 2017, compared to an operating loss of $266 million in the prior year quarter, with higher crude oil production and price realizations being more than offset by the impact of increased repair costs associated with the Syncrude Mildred Lake facility incident occurring near the end of the first quarter of 2017, the avoidance of operating costs while operations were shut in during the second quarter of 2016 and higher natural gas costs in the second quarter of 2017.

Operating earnings at both Oil Sands ventures and Oil Sands operations in the second quarter of 2016 were significantly impacted by the production shut-in associated with the forest fires in the Fort McMurray area.

SUNCOR ENERGY INC. 2017 SECOND QUARTER 13

Production Volumes(1)

	Three months ended June 30		Six months ended June 30
(mbbls/d)	2017	2016	2017	2016

Upgraded product (SCO and diesel)	288.6	86.4	310.6	204.3

Non-upgraded bitumen	64.0	91.1	89.7	110.9

Oil Sands operations	352.6	177.5	400.3	315.2

Oil Sands ventures – Syncrude	61.0	35.6	101.3	74.2

Total	413.6	213.1	501.6	389.4

(1)
Bitumen production from Oil Sands Base operations is upgraded, while bitumen production from In Situ operations is either upgraded or sold directly to customers, including Suncor's own refineries. Yields of SCO and diesel from Suncor's upgrading process are approximately 79% of bitumen feedstock input. All of the bitumen produced at Syncrude is upgraded to sweet SCO.

Oil Sands operations production was 352,600 bbls/d in the second quarter of 2017, compared to 177,500 bbls/d in the prior year quarter, with the increase primarily driven by the loss of production associated with the forest fires in the Fort McMurray area in the prior year quarter. Production in the second quarter of 2017 was impacted by planned upgrader maintenance completed in the period, as well as a planned turnaround at Firebag. Upgrader utilization at Oil Sands operations in the second quarter of 2017 was 83%, compared to 25% in the prior year quarter. Production at Oil Sands operations returned to normal operating rates by the end of the quarter.

Sales Volumes

	Three months ended June 30		Six months ended June 30
(mbbls/d)	2017	2016	2017	2016

Oil Sands operations sales volumes

Sweet SCO	104.4	29.0	114.6	80.6

Diesel	29.6	3.4	29.9	14.1

Sour SCO	160.1	76.3	169.8	124.5

Upgraded product	294.1	108.7	314.3	219.2

Non-upgraded bitumen	86.0	108.1	95.4	121.3

Oil Sands operations	380.1	216.8	409.7	340.5

Oil Sands ventures – Syncrude	61.0	35.6	101.3	74.2

Total	441.1	252.4	511.0	414.7

Sales volumes for Oil Sands operations increased to 380,100 bbls/d in the second quarter of 2017 from 216,800 bbls/d in the prior year quarter due to the same factors noted above.

Suncor's share of Syncrude production was 61,000 bbls/d in the second quarter of 2017, compared to 35,600 bbls/d in the prior year quarter. The increase is attributed to production being shut in during the second quarter of 2016 due to the forest fires in the Fort McMurray area and an additional 5% working interest acquired partway through the second quarter of 2016, partially offset by the facility incident late in the first quarter of 2017 and completion of the planned upgrader turnaround in the second quarter of 2017. Syncrude upgrader reliability was 33% in the second quarter of 2017, compared to 25% in the prior year quarter.

14 SUNCOR ENERGY INC. 2017 SECOND QUARTER

Bitumen Production

	Three months ended June 30		Six months ended June 30
	2017	2016	2017	2016

Oil Sands Base

Bitumen production (mbbls/d)	293.1	66.8	298.2	185.4

Bitumen ore mined (thousands of tonnes per day)	448.3	106.1	458.7	277.7

Bitumen ore grade quality (bbls/tonne)	0.65	0.63	0.65	0.67

In Situ

Bitumen production – Firebag (mbbls/d)	110.9	121.8	156.6	160.4

Bitumen production – MacKay River (mbbls/d)	30.0	13.1	32.8	25.0

Total In Situ bitumen production (mbbls/d)	140.9	134.9	189.4	185.4

Total Oil Sands Operations Bitumen production (mbbls/d)	434.0	201.7	487.6	370.8

Steam-to-oil ratio – Firebag	2.6	2.6	2.6	2.6

Steam-to-oil ratio – MacKay River	3.2	3.2	3.1	3.0

Bitumen production at Oil Sands operations in the second quarter of 2017 increased to 434,000 bbls/d, compared to 201,700 bbls/d in the prior year quarter, due to production being shut in during the second quarter of 2016 in response to the forest fires in the Fort McMurray area. Production in the second quarter of 2017 was impacted by planned upgrader maintenance, which was completed in the period, as well as the first five-year turnaround of the expanded Firebag central facilities and unplanned maintenance at MacKay River.

Price Realizations

Net of transportation costs, but before royalties	Three months ended June 30		Six months ended June 30
($/bbl)	2017	2016	2017	2016

Oil Sands operations

SCO and diesel	60.48	47.51	61.50	41.44

Bitumen	30.55	18.21	29.41	11.67

Crude sales basket (all products)	53.71	32.90	53.99	30.83

Crude sales basket, relative to WTI	(11.56)	(25.56)	(12.74)	(21.90)

Oil Sands ventures

Syncrude – sweet SCO	60.44	57.64	64.31	51.02

Syncrude, relative to WTI	(4.83)	(0.82)	(2.42)	(1.71)

Average price realizations from Oil Sands operations increased to $53.71/bbl in the second quarter of 2017 from $32.90/bbl in the prior year quarter, due to higher WTI benchmark prices, improved SCO and heavy crude differentials, and a higher proportion of SCO production in the second quarter of 2017.

Average price realizations at Syncrude increased to $60.44/bbl in the second quarter of 2017 from $57.64/bbl in the prior year quarter due to the increase in the WTI benchmark price and improved SCO differentials, partially offset by the sale of intermediate sour product to maintain minimum production rates and avoid a full shutdown and restart as a result of the facility incident.

SUNCOR ENERGY INC. 2017 SECOND QUARTER 15

Royalties

Royalties for the Oil Sands segment were higher in the second quarter of 2017 compared to the prior year quarter, primarily due to higher production and improved bitumen pricing.

Expenses and Other Factors

Operating and transportation expenses for the second quarter of 2017 increased from the prior year quarter as a result of costs avoided during the second quarter of 2016 at both Oil Sands operations and Syncrude while operations were shut in, increased repair costs at Syncrude due to the facility incident late in the first quarter of 2017, increased natural gas pricing and consumption, and the additional 5% Syncrude working interest acquired in the second quarter of 2016, partially offset by the impact of Suncor's cost reduction initiatives at Oil Sands operations. See the reconciliation in the Cash Operating Costs section below for further details regarding cash operating costs and non-production costs for Oil Sands operations.

DD&A and exploration expenses for the second quarter of 2017 were lower in comparison to the same period of 2016, due to lower depreciation associated with a reduced asset cost base at Oil Sands operations and a decrease in exploration expense more than offsetting the increased working interest in Syncrude.

Cash Operating Costs

	Three months ended June 30		Six months ended June 30
($ millions)	2017	2016	2017	2016

Oil Sands operations cash operating cost(1) reconciliation

Operating, selling and general expense (OS&G)	1 575	1 288	3 128	2 723

Syncrude OS&G	(551)	(364)	(1 134)	(698)

Non-production costs(2)	(11)	(32)	(32)	(65)

Excess power capacity and other(3)	(73)	(50)	(122)	(81)

Inventory changes	(47)	(87)	(36)	(125)

Oil Sands operations cash operating costs(1)	893	755	1 804	1 754

Oil Sands operations cash operating costs ($/bbl)(1)	27.80	46.80	24.90	30.60

Syncrude cash operating costs(1) reconciliation

Syncrude OS&G	551	364	1 134	698

Non-production costs(2)	(8)	3	(14)	(9)

Syncrude cash operating costs(1)	543	367	1 120	689

Syncrude cash operating costs ($/bbl)(1)	97.80	113.55	61.05	51.20

(1)
Non-GAAP financial measures. See the Non-GAAP Financial Measures Advisory section of this MD&A.

(2)
Significant non-production costs include, but are not limited to, share-based compensation expense and research expenses.

(3)
Excess power capacity and other includes, but is not limited to, the operational revenue impacts of excess power from a cogeneration unit and the natural gas expense recorded as part of a non-monetary arrangement involving a third-party processor.
16 SUNCOR ENERGY INC. 2017 SECOND QUARTER

In the second quarter of 2017, Oil Sands operations cash operating costs per barrel decreased to $27.80, compared to $46.80 in the prior year quarter, primarily as a result of higher production, which was due to the outage in response to the forest fires during the prior year quarter. Total Oil Sands operations cash operating costs increased to $893 million from $755 million in the prior year quarter, with lower costs in the second quarter of 2016 attributed to the avoidance of certain operating expenses while production was shut in. Costs in the second quarter of 2017 reflect the continued impact of the company's cost reduction initiatives.

In the second quarter of 2017, non-production costs, which are excluded from Oil Sands operations cash operating costs, were lower than the prior year quarter, primarily due to a decrease in share-based compensation expense when compared to the prior year quarter as well as the prior period including a charge associated with an early termination of a third-party operating arrangement.

Excess power capacity and other for the second quarter of 2017 represents a larger reduction to Oil Sands operations cash operating costs than the second quarter of 2016, primarily attributed to higher non-monetary expenses related to a gas swap arrangement with a third-party processor due to increased production.

Inventory changes in the second quarter of 2017 represent a smaller draw of inventory than in the prior year quarter, due to the increased draw of inventory associated with the production shut-in during the second quarter of 2016.

In the second quarter of 2017, Syncrude cash operating costs per barrel were $97.80 compared to $113.55 in the prior year period with the production shut-in associated with the forest fires in 2016 having a greater impact than the combination of the facility incident and major maintenance activities in the current period. Suncor's share of Syncrude cash operating costs increased to $543 million from $367 million in the previous year quarter due to repairs associated with the facility incident late in the first quarter of 2017, costs avoided during the second quarter of 2016 while operations were shut in, additional Syncrude working interest acquired in the second quarter of 2016, and increased natural gas pricing and consumption.

Results for the First Six Months of 2017

Oil Sands segment operating earnings for the first six months of 2017 were $25 million, compared to an operating loss of $1.587 billion for the same period in 2016. Operating earnings improved as a result of higher production due to the impact of the forest fires in the Fort McMurray area during the second quarter of 2016, higher crude price realizations and lower Oil Sands operations operating expenses attributed to the company's continued cost reduction initiatives, partially offset by the impact of major maintenance events at the majority of the company's Oil Sands assets, the facility incident at Syncrude, increased operating and maintenance expenses at Syncrude, and higher natural gas costs due to an increase in natural gas benchmark pricing and consumption.

Funds from operations for the first six months of 2017 were $1.682 billion for the segment, compared to $61 million for the same period in 2016, with the increase primarily due to the same factors that influenced operating earnings noted above.

Oil Sands operations cash operating costs per barrel averaged $24.90 for the first six months of 2017, a decrease from an average of $30.60 for the first six months of 2016. The decrease was largely driven by higher production due to the impact of the forest fires in the Fort McMurray area in the prior year, as well as the company's cost reduction initiatives, partially offset by the impact of planned maintenance activities in the second quarter of 2017 and higher natural gas pricing and consumption.

Syncrude cash operating costs per barrel averaged $61.05 for the first six months of 2017, an increase from an average of $51.20 for the first six months of 2016, due to increased operating and maintenance costs and the production impacts of the facility incident and the planned upgrader turnaround combined with accelerated coker maintenance originally scheduled for the fourth quarter of 2017, partially offset by higher overall production due to the impact of the forest fires in the Fort McMurray area during the second quarter of 2016.

Planned Maintenance

The company plans to commence maintenance at Upgrader 1 in the third quarter of 2017. The anticipated impact of this maintenance has been reflected in the company's 2017 guidance.

SUNCOR ENERGY INC. 2017 SECOND QUARTER 17

EXPLORATION AND PRODUCTION

Financial Highlights

	Three months ended June 30		Six months ended June 30
($ millions)	2017	2016	2017	2016

Gross revenues	852	624	1 772	1 155

Less: Royalties	(121)	(45)	(244)	(74)

Operating revenues, net of royalties	731	579	1 528	1 081

Net earnings (loss)	182	26	354	(8)

Operating earnings (loss)(1)	182	26	354	(8)

E&P Canada	43	40	60	21

E&P International	139	(14)	294	(29)

Funds from operations(1)	438	302	919	563

(1)
Non-GAAP financial measures. See also the Non-GAAP Financial Measures Advisory section of this MD&A.

(1)
For an explanation of the construction of this bridge analysis, see the Non-GAAP Financial Measures Advisory section of this MD&A.

Operating earnings of $43 million for E&P Canada increased from $40 million in the prior year quarter, as a result of higher production and improved crude price realizations, partially offset by higher DD&A and royalties due to the increase in production, and the prior year quarter including insurance proceeds related to Terra Nova property damage.

Operating earnings of $139 million for E&P International improved from an operating loss of $14 million in the prior year quarter, which included the impairment of the Beta development in Norway. Current quarter earnings were also improved by lower DD&A, increased crude price realizations and production from Libya, partially offset by lower production at Buzzard.

18 SUNCOR ENERGY INC. 2017 SECOND QUARTER

Production Volumes

	Three months ended June 30		Six months ended June 30
(mbbls/d)	2017	2016	2017	2016

E&P Canada

Terra Nova (mbbls/d)	11.0	5.4	12.9	9.0

Hibernia (mbbls/d)	30.0	24.6	30.1	24.4

White Rose (mbbls/d)	12.9	11.7	13.0	12.7

North America Onshore (mboe/d)	1.8	2.7	2.3	2.9

	55.7	44.4	58.3	49.0

E&P International

Buzzard (mboe/d)	45.3	52.7	47.1	53.0

Golden Eagle (mboe/d)	20.1	20.5	20.2	19.6

United Kingdom (mboe/d)	65.4	73.2	67.3	72.6

Libya (mbbls/d)	4.4	—	4.4	—

	69.8	73.2	71.7	72.6

Total Production (mboe/d)	125.5	117.6	130.0	121.6

Production mix (liquids/gas) (%)	97/3	98/2	97/3	98/2

E&P Canada production averaged 55,700 boe/d in the second quarter of 2017, compared to 44,400 boe/d in the prior year quarter. The increase was primarily due to planned maintenance at Terra Nova in the prior year quarter and higher production at Hibernia, with new wells being brought online subsequent to the second quarter of 2016.

E&P International production averaged 69,800 boe/d in the second quarter of 2017, compared to 73,200 boe/d in the prior year quarter, with natural declines at Buzzard being partially offset by production from Libya.

Price Realizations

	Three months ended June 30		Six months ended June 30
Net of transportation costs, but before royalties	2017	2016	2017	2016

Exploration and Production

E&P Canada – Crude oil and natural gas liquids ($/bbl)	64.65	60.30	66.34	51.35

E&P Canada – Natural gas ($/mcfe)	2.62	1.14	2.55	1.26

E&P International ($/boe)	61.81	53.43	63.86	47.30

Price realizations for crude oil from E&P Canada and E&P International were higher in the second quarter of 2017, compared to the prior year quarter, primarily due to an increase in benchmark crude pricing and favourable foreign exchange rates.

SUNCOR ENERGY INC. 2017 SECOND QUARTER 19

Royalties

Royalties were higher in the second quarter of 2017, compared with the prior year quarter, due to increased production from E&P Canada combined with improved crude prices.

Expenses and Other Factors

Operating and transportation expenses were comparable to the prior year quarter. Continued focus on cost reduction and favourable foreign exchange that reduced expenses in the U.K. were partially offset by increased activity in Libya.

DD&A expense decreased in the second quarter of 2017, compared to the prior year quarter, due to lower depletion rates at Buzzard and the absence of impairment charges in the current period, partially offset by higher East Coast Canada production. The second quarter of 2016 included an impairment charge for the Beta development in Norway.

Results for the First Six Months of 2017

Operating earnings for E&P in the first six months of 2017 were $354 million, compared to an operating loss of $8 million for the first six months of 2016. The increase was primarily due to higher crude price realizations, increased production, lower DD&A and decreased operating costs, partially offset by higher royalties, attributed to crude pricing and production increases, and additional costs associated with drilling at the Shelburne Basin off the east coast of Canada, which predominantly took place late in 2016.

Funds from operations were $919 million for the first six months of 2017, compared to $563 million for the same period in 2016, and increased due to higher price realizations, increased production and lower operating costs, partially offset by higher royalties.

Planned Maintenance Update for Operated Assets

A planned three-week maintenance event at Terra Nova has been scheduled to commence in the third quarter of 2017. The anticipated impact of this maintenance has been reflected in the company's 2017 guidance.

20 SUNCOR ENERGY INC. 2017 SECOND QUARTER

REFINING AND MARKETING

Financial Highlights

	Three months ended June 30		Six months ended June 30
($ millions)	2017	2016	2017	2016

Operating revenues	4 744	4 590	9 397	8 181

Net earnings	346	689	1 175	930

Adjusted for:

Gain on significant disposal(1)	—	—	(354)	—

Operating earnings(2)	346	689	821	930

Refining and Supply	262	581	656	756

Marketing	84	108	165	174

Funds from operations(2)	504	885	1 079	1 289

(1)
After-tax gain related to the sale of the company's lubricants business.

(2)
Non-GAAP financial measures. See the Non-GAAP Financial Measures Advisory section of this MD&A.

(1)
For an explanation of this bridge analysis, see the Non-GAAP Financial Measures Advisory section of this MD&A.

R&M operating earnings on a FIFO basis were $346 million, compared to $689 million in the prior year quarter, with the decrease explained below. Using a LIFO(1) method of inventory valuation, which management uses to assess performance, earnings were $384 million compared to $413 million in the prior year quarter and improved after removing the impact of the disposal of the lubricants business in the first quarter of 2017.

Refining and Supply operating earnings were $262 million in the second quarter of 2017, compared to $581 million in the prior year quarter. The decrease was primarily due to realizing a FIFO loss of $38 million, as compared to a FIFO gain in the prior year period of $275 million, for a quarter-over-quarter impact of $313 million. In addition, improved benchmark cracking margins and product location differentials were more than offset by narrower crude differentials.

(1)
Non-GAAP financial measure. See the Non-GAAP Financial Measures Advisory section of this MD&A.
SUNCOR ENERGY INC. 2017 SECOND QUARTER 21

Marketing activities contributed $84 million to operating earnings in the second quarter of 2017, compared to $108 million in the prior year quarter, which included $38 million of operating earnings from the lubricants business disposed of in the first quarter of 2017. After removing the impact of the lubricants business, marketing operating earnings improved due to higher wholesale and retail margins, as well as strong retail and wholesale sales volumes.

During the first quarter of 2017, Suncor completed the sale of its Petro-Canada lubricants business, which contributed $45 million in net earnings and $72 million in funds from operations in the second quarter of 2016. The impact of the lubricants sale has been reflected in Financing Expense and Other in the bridge analysis above.

Volumes

	Three months ended June 30		Six months ended June 30
	2017	2016	2017	2016

Crude oil processed (mbbls/d)

Eastern North America	208.6	181.7	211.6	196.9

Western North America	226.9	218.5	221.1	213.6

Total	435.5	400.2	432.7	410.5

Refinery utilization(1) (%)

Eastern North America	94	82	95	89

Western North America	95	91	92	89

Total	94	87	94	89

Refined product sales (mbbls/d)

Gasoline	236.8	251.3	233.4	240.6

Distillate	191.2	190.0	191.7	181.1

Other	93.9	91.2	89.9	89.3

Total	521.9	532.5	515.0	511.0

Refining margin(2) ($/bbl)	18.85	21.65	20.55	20.35

Refining operating expense(2) ($/bbl)	5.05	5.40	5.25	5.25

(1)
Refinery utilization is the amount of crude oil and natural gas plant liquids run through crude distillation units, expressed as a percentage of the capacity of these units.

(2)
Non-GAAP financial measures. See the Non-GAAP Financial Measures Advisory section of this MD&A.

Refinery crude throughput in the second quarter of 2017 improved to 435,500 bbls/d, compared to 400,200 bbls/d in the prior year quarter. In Eastern North America, the average volume of crude oil processed increased in the second quarter of 2017 to 208,600 bbls/d compared to 181,700 bbls/d during the same period in 2016, due to lower planned maintenance activity at both the Sarnia and Montreal refineries in the second quarter of 2017 combined with improved crude availability. The average volume of crude oil processed in Western North America increased to 226,900 bbls/d in the second quarter of 2017 from 218,500 bbls/d in the prior year quarter, primarily due to lower planned maintenance at the Commerce City refinery and improved crude availability.

Total refined product sales were 521,900 bbls/d in the second quarter of 2017, compared to 532,500 bbls/d in the prior year quarter, with increases in wholesale and retail volumes being more than offset by a decrease in third-party gasoline purchases for resale.

22 SUNCOR ENERGY INC. 2017 SECOND QUARTER

Prices and Margins

Refined product margins in Refining and Supply were lower in the second quarter of 2017 compared with the prior year quarter, and were impacted primarily by the following factors:

•
In the second quarter of 2017, the impact of the FIFO method of inventory valuation, as used by the company, relative to an estimated LIFO(1) method, had a negative impact on operating earnings of $38 million after-tax, compared to a positive impact on operating earnings of $275 million after-tax in the prior year quarter, which was driven by an increasing crude price environment.

•
Improved benchmark refining crack spreads and product location differentials were more than offset by narrower crude differentials.

Marketing margins in the second quarter of 2017, excluding the impact of the sale of the lubricants business in the first quarter of 2017, were higher than margins in the prior year quarter, primarily due to increased wholesale and retail sales volumes and margins.

Expenses and Other Factors

After removing the impact of the lubricants business, which was sold in the first quarter of 2017, operating expenses in the second quarter of 2017 were higher than the prior year quarter, with reduced refinery operating costs being more than offset by higher energy input prices and increased variable selling costs associated with the increase in retail sales volumes.

Financing Expense and Other includes the net impact of the sale of the lubricants business in the first quarter of 2017.

Results for the First Six Months of 2017

For the first six months of 2017, Refining and Marketing segment operating earnings were $821 million, compared to $930 million for the first six months of 2016. The decrease in operating earnings was due primarily to a lower FIFO gain in the current year period and the sale of the lubricants business, partially offset by improved overall benchmark crack spreads, favourable crude differentials, higher refinery throughput resulting from lower planned maintenance activity and record retail sales volumes for the first half of 2017. For the first six months of 2017, the impact of the FIFO method of inventory valuation, as used by the company, relative to an estimated LIFO method, had a positive impact to operating earnings and funds from operations of $5 million after-tax, compared to $83 million after-tax in the first six months of 2016.

Funds from operations were $1.079 billion for the first six months of 2017, compared to $1.289 billion for the first six months of 2016, and decreased primarily due to the same factors that influenced operating earnings.

Suncor completed the sale of its Petro-Canada lubricants business during the first quarter of 2017, which contributed $8 million in net earnings and $11 million in funds from operations for the first six months of 2017, compared to $58 million in net earnings and $100 million in funds from operations for the first six months of 2016.

(1)
The estimated impact of the LIFO method is a non-GAAP financial measure. See the Non-GAAP Financial Measures Advisory section of this MD&A.
SUNCOR ENERGY INC. 2017 SECOND QUARTER 23

CORPORATE, ENERGY TRADING AND ELIMINATIONS

Financial Highlights

	Three months ended June 30		Six months ended June 30
($ millions)	2017	2016	2017	2016

Net earnings (loss)	184	(387)	233	187

Adjusted for:

Unrealized foreign exchange (gain) loss on U.S. dollar denominated debt	(278)	27	(381)	(858)

Non-cash mark to market loss on interest rate swaps and foreign currency derivatives(1)	32	70	32	160

Non-cash loss on early payment of long-term debt(2)	10	73	10	73

Gain on significant disposal(3)	—	—	(83)	—

COS acquisition and related costs(4)	—	—	—	38

Operating (loss) earnings(5)	(52)	(217)	(189)	(400)

Renewable Energy	1	3	(1)	13

Energy Trading	(4)	(6)	(15)	(8)

Corporate	(75)	(183)	(215)	(409)

Eliminations	26	(31)	42	4

Funds from (used in) operations(5)	112	(69)	(29)	(315)

(1)
Non-cash mark to market after-tax loss on interest rate swaps and foreign currency derivatives resulting from changes in long-term interest rates and foreign exchange rates.

(2)
Charges associated with the early repayment of debt, net of associated realized foreign currency hedge gains.

(3)
After-tax gain related to the sale of the company's interest in the Cedar Point wind facility.

(4)
After-tax transaction and related charges associated with the acquisition of COS.

(5)
Non-GAAP financial measures. See the Non-GAAP Financial Measures Advisory section of this MD&A.

Renewable Energy

	Three months ended June 30		Six months ended June 30
	2017	2016	2017	2016

Power generation marketed (gigawatt hours)(1)	76	94	163	243

(1)
Power generated includes curtailed production for which the company was compensated.

Renewable Energy had operating earnings of $1 million in the second quarter of 2017, compared to $3 million in the prior year quarter. The decrease was due to lower production associated with the sale of the company's interest in the Cedar Point wind facility, which was effective January 1, 2017.

Subsequent to the end of the quarter, Suncor completed the sale of its interest in the Ripley wind facility for estimated proceeds of $48 million, subject to customary post-closing adjustments.

Energy Trading

The operating loss for Energy Trading was $4 million in the quarter, compared to an operating loss of $6 million in the prior year quarter, with natural gas trading partially offsetting weak crude location spreads.

24 SUNCOR ENERGY INC. 2017 SECOND QUARTER

Corporate

The Corporate operating loss was $75 million for the second quarter of 2017, compared to an operating loss of $183 million for the prior year quarter. The decrease was primarily due to higher capitalized interest, a decrease in functional costs attributed to the company's continued cost reduction efforts and lower interest expense as a result of debt repayments in the second quarters of 2017 and 2016. The company capitalized $196 million of its borrowing costs in the second quarter of 2017 as part of the cost of major development assets and construction projects in progress, compared to $140 million in the prior year quarter.

Eliminations

Eliminations reflect the elimination of profit on crude oil sales from Oil Sands and East Coast Canada to Refining and Supply. Consolidated profits are only realized when the refined products produced from internal purchases of crude feedstock have been sold to third parties. During the second quarter of 2017, the company realized $26 million of after-tax intersegment profit, compared to eliminating $31 million of after-tax intersegment profit in the prior year quarter, with the change attributed to a decrease in intersegment inventory levels.

Corporate, Energy Trading and Eliminations funds from operations for the second quarter of 2017 were $112 million, compared to funds used in operations of $69 million in the prior year period. In addition to the factors noted above in operating earnings, funds from operations were favourably impacted by tax recoveries associated with the early repayment of debt.

Results for the First Six Months of 2017

The operating loss for Corporate, Energy Trading and Eliminations for the first six months of 2017 was $189 million, compared to an operating loss of $400 million for the first six months of 2016. In addition to the factors noted above, the operating loss for the first six months of 2017 was favourably impacted by a realized gain on forward interest rate swaps and lower share-based compensation. The company capitalized $370 million of its borrowing costs in the first six months of 2017 as part of the cost of major development assets and construction projects, compared with $281 million of capitalized borrowing costs in the first six months of 2016, with the increase due to higher accumulated expenditures on major growth projects.

Corporate, Energy Trading and Eliminations funds used in operations for the first six months of 2017 were $29 million, compared to $315 million in the prior year period. In addition to the factors noted above in operating earnings, funds from operations were favourably impacted by tax recoveries associated with the early repayment of debt.

5. CAPITAL INVESTMENT UPDATE

Capital and Exploration Expenditures by Segment

	Three months ended June 30		Six months ended June 30
($ millions)	2017	2016	2017	2016

Oil Sands	1 500	1 254	2 559	2 361

Exploration and Production	215	275	442	546

Refining and Marketing	134	229	226	401

Corporate, Energy Trading and Eliminations	6	3	8	9

Total capital and exploration expenditures	1 855	1 761	3 235	3 317

Less: capitalized interest on debt	(196)	(140)	(370)	(281)

	1 659	1 621	2 865	3 036

SUNCOR ENERGY INC. 2017 SECOND QUARTER 25

Capital and Exploration Expenditures by Type(1)

	Three months ended June 30, 2017			Six months ended June 30, 2017
($ millions)	Sustaining(2)	Growth(3)	Total	Sustaining(2)	Growth(3)	Total

Oil Sands

Oil Sands Base	390	66	456	573	135	708

In Situ	120	—	120	174	6	180

Oil Sands ventures	239	537	776	304	1 092	1 396

Exploration and Production	5	162	167	8	339	347

Refining and Marketing	134	—	134	226	—	226

Corporate, Energy Trading and Eliminations	6	—	6	8	—	8

	894	765	1 659	1 293	1 572	2 865

(1)
Capital expenditures in this table exclude capitalized interest on debt.

(2)
Sustaining capital expenditures include capital investments that i) ensure compliance or maintain relations with regulators and other stakeholders; ii) improve efficiency and reliability of operations or maintain productive capacity by replacing component assets at the end of their useful lives; iii) deliver existing proved developed reserves for E&P operations; or iv) maintain current production capacities at existing Oil Sands and R&M operations.

(3)
Growth capital expenditures include capital investments that result in i) an increase in production levels at existing Oil Sands and R&M operations; ii) new facilities or operations that increase overall production; iii) new infrastructure that is required to support higher production levels; iv) new reserves or a positive change in the company's reserves profile in E&P operations; or v) margin improvement, by increasing revenues or reducing costs.

In the second quarter of 2017, total capital and exploration expenditures were $1.659 billion (excluding capitalized interest). Capital and exploration expenditures in the second quarter of 2017 were comparable to the prior year quarter, with increased sustaining capital related to major maintenance activities and turnarounds more than offsetting decreased growth expenditures predominantly associated with Fort Hills and Hebron as peak construction activity for those projects winds down.

Activity in the second quarter of 2017 is summarized by business unit below.

Oil Sands

Oil Sands Base

Oil Sands Base capital and exploration expenditures were $456 million in the second quarter of 2017, the majority of which were directed towards sustaining activities primarily focused on completion of planned upgrader maintenance. Capital expenditures also included various reliability and sustainment projects across the operations. Growth capital at Oil Sands Base was focused on the East Tank Farm Development, which will support market access for Fort Hills bitumen production. Subsequent to the end of the second quarter, the East Tank Farm Development was commissioned and will support Fort Hills following first oil at the end of 2017.

In Situ

In Situ capital and exploration expenditures were $120 million and were directed towards sustaining activities, including the first full five-year turnaround of the expanded Firebag central facilities. Sustaining capital also included ongoing well pad construction that is expected to maintain existing production levels at Firebag and MacKay River.

Oil Sands Ventures

Oil Sands ventures capital and exploration expenditures were $776 million, of which growth capital expenditures were $537 million and sustaining capital expenditures were $239 million.

Growth capital was primarily for the Fort Hills mining project, with the project now 90% complete and the handover of the ore processing and main primary extraction assets to operations occurring in the period. Activity continued at the secondary extraction facilities, the last area under major construction required to bring the project to first oil, which remains on target for the end of 2017.

26 SUNCOR ENERGY INC. 2017 SECOND QUARTER

Sustaining capital expenditures in the second quarter of 2017 at Fort Hills were focused on early-works sustaining activities that will support the execution of the Fort Hills mine and tailings plan following the commencement of production.

Syncrude sustaining capital was primarily focused on the upgrader turnaround, which was completed in mid-July, advanced coker maintenance originally planned to be completed in the fourth quarter of 2017 and rebuild costs associated with the facility incident that occurred in the first quarter of 2017. Planned coker maintenance was brought forward in order to help mitigate the impact of shutting in production for repairs associated with the facility incident late in the first quarter of 2017. Capital expenditures also included various reliability and sustainment projects across the operations to support the execution of the mine-tailings plan.

Exploration and Production

Development of the Hebron project continued in the second quarter of 2017, with the platform towed out to the final offshore location and successfully positioned on the sea floor. Drilling activities are on schedule and first oil from the project continues to be on track for late 2017. Growth capital at E&P was also directed towards development drilling at Hibernia and White Rose and development work on the Norwegian Oda project.

During the second quarter of 2017, the partners sanctioned the West White Rose Project with first oil targeted for 2022. Husky Energy Inc. is the project operator and Suncor holds a blended working interest of approximately 26%. The project is expected to extend the life of the existing White Rose facilities, with the company's share of peak oil production estimated to be 20,000 boe/d. Suncor's estimated net share of the project cost is approximately $1.4 billion, and major development activity is not expected to begin until 2018.

Refining and Marketing

R&M capital expenditures were $134 million and were primarily related to ongoing sustainment of operations, including planned refinery maintenance, enhancements to retail operations and information technology upgrades.

Corporate, Energy Trading and Eliminations

Corporate capital expenditures were $6 million, with the majority of the spending directed towards the company's information technology initiatives.

6. FINANCIAL CONDITION AND LIQUIDITY

Indicators

	Twelve months ended June 30
	2017	2016

Return on Capital Employed(1) (%)

Excluding major projects in progress	6.2	(4.9)

Including major projects in progress	4.9	(4.1)

Net debt to funds from operations(2) (times)	1.7	3.0

Interest coverage on long-term debt (times)

Earnings basis(3)	3.8	(3.6)

Funds from operations basis(2)(4)	9.4	5.6

(1)
Non-GAAP financial measure. ROCE is reconciled in the Non-GAAP Financial Measures Advisory section of this MD&A.

(2)
Funds from operations and metrics that use funds from operations are non-GAAP financial measures. See the Non-GAAP Financial Measures Advisory section of this MD&A.

(3)
Net earnings plus income taxes and interest expense, divided by the sum of interest expense and capitalized interest on debt.

(4)
Funds from operations plus current income taxes and interest expense, divided by the sum of interest expense and capitalized interest on debt.
SUNCOR ENERGY INC. 2017 SECOND QUARTER 27

Capital Resources

Suncor's capital resources consist primarily of cash flow provided by operating activities, cash and cash equivalents, available lines of credit and the divestiture of non-core assets. Suncor's management believes the company will have the capital resources to fund its planned 2017 capital spending program of $5.4 to $5.6 billion and to meet current and future working capital requirements through cash balances and cash equivalents, cash flow provided by operating activities, available committed credit facilities, issuing commercial paper and, if needed, divesting of non-core assets and accessing capital markets. The company's cash flow provided by operating activities depends on a number of factors, including commodity prices, production and sales volumes, refining and marketing margins, operating expenses, taxes, royalties and foreign exchange rates.

The company has invested cash in short-term financial instruments that are presented as cash and cash equivalents. The objectives of the company's short-term investment portfolio are to ensure the preservation of capital, maintain adequate liquidity to meet Suncor's cash flow requirements and deliver competitive returns derived from the quality and diversification of investments within acceptable risk parameters. The maximum weighted average term to maturity of the short-term investment portfolio is not expected to exceed six months, and all investments will be with counterparties with investment grade debt ratings.

Available Sources of Liquidity

Cash and cash equivalents decreased to $2.352 billion during the first six months of 2017 from $3.016 billion at December 31, 2016. The decrease is primarily due to the repayment of US$1.250 billion in long-term indebtedness, the purchase of the company's own shares under the normal course issuer bid (NCIB), and capital and exploration expenditures and dividend requirements exceeding cash flow provided by operating activities, partially offset by the proceeds from the sale of the company's lubricants business and its interest in the Cedar Point wind facility and an increase in short-term indebtedness.

As capital spending on major growth projects starts to ramp down, the company expects that less cash will be required for funding purposes in the future, supporting the repayment of long-term debt and increased returns to shareholders in the form of share repurchases, subject to prevailing economic conditions and other relevant factors.

As at June 30, 2017, the weighted average term to maturity of the short-term investment portfolio was approximately 13 days.

Available lines of credit at June 30, 2017 decreased to $5.697 billion, compared to $7.467 billion at December 31, 2016, as a result of the cancellation of a $950 million credit facility that was acquired through the acquisition of COS combined with an increase in short-term indebtedness. The cancelled credit facility is no longer expected to be required for liquidity purposes and the termination will reduce future financing expense.

Financing Activities

Management of debt levels continues to be a priority for Suncor given the company's long-term growth plans and the current pricing environment. Suncor believes a phased and flexible approach to existing and future growth projects should assist the company in maintaining its ability to manage project costs and debt levels.

During the second quarter of 2017, Suncor repaid US$1.250 billion of 6.10% notes originally scheduled to mature June 1, 2018 to reduce financing costs and provide ongoing balance sheet flexibility. A premium was paid to early settle the debt, with interest savings more than offsetting this amount in the future. The repayment was primarily funded with the proceeds from asset divestments realized in the first quarter of 2017.

28 SUNCOR ENERGY INC. 2017 SECOND QUARTER

Total Debt to Total Debt Plus Shareholders' Equity

Suncor is subject to financial and operating covenants related to its bank debt and public market debt. Failure to meet the terms of one or more of these covenants may constitute an "event of default" as defined in the respective debt agreements, potentially resulting in accelerated repayment of one or more of the debt obligations. The company is in compliance with its financial covenant that requires total debt to not exceed 65% of its total debt plus shareholders' equity. At June 30, 2017, total debt to total debt plus shareholders' equity was 26.4% (December 31, 2016 – 28.1%). The company is currently in compliance with all operating covenants.

($ millions, except as noted)	June 30 2017	December 31 2016

Short-term debt	2 019	1 273

Current portion of long-term debt	1 533	54

Long-term debt	12 580	16 103

Total debt	16 132	17 430

Less: Cash and cash equivalents	2 352	3 016

Net debt	13 780	14 414

Shareholders' equity	44 887	44 630

Total debt plus shareholders' equity	61 019	62 060

Total debt to total debt plus shareholders' equity (%)	26.4	28.1

Change in Debt

Three and six months ended June 30, 2017
($ millions)	Q2	YTD

Total debt – beginning of period	16 793	17 430

Decrease in long-term debt	(1 740)	(1 754)

Increase in short-term debt	1 338	827

Foreign exchange on debt, and other	(259)	(371)

Total debt – June 30, 2017	16 132	16 132

Less: Cash and cash equivalents – June 30, 2017	2 352	2 352

Net debt – June 30, 2017	13 780	13 780

The company's total debt position improved in the second quarter due to the early repayment of US$1.250 billion of 6.10% notes originally scheduled to mature on June 1, 2018 and the impact of favourable foreign exchange rates on U.S. dollar denominated debt, partially offset by an increase in short-term borrowings.

Common Shares

Outstanding Shares

(thousands)	June 30 2017

Common shares	1 662 876

Common share options – exercisable	21 084

Common share options – non-exercisable	35 432

As at July 24, 2017, the total number of common shares outstanding was 1,659,365,514 and the total number of exercisable and non-exercisable common share options outstanding was 56,341,069. Once exercisable, each outstanding common share option is convertible into one common share.

SUNCOR ENERGY INC. 2017 SECOND QUARTER 29

Share Repurchases

The company may repurchase shares pursuant to the NCIB through the facilities of the Toronto Stock Exchange, New York Stock Exchange and/or alternative trading platforms. Under the NCIB, the company may purchase for cancellation up to approximately $2.0 billion worth of its common shares from May 2, 2017 to May 1, 2018 and has agreed that it will not purchase more than 50,079,795 common shares, which was equal to approximately 3% of Suncor's issued and outstanding common shares.

	Three months ended June 30		Six months ended June 30
($ millions, except as noted)	2017	2016	2017	2016

Share repurchase activities (thousands of common shares)	7 221	—	7 221	—

Weighted average repurchase price per share (dollars per share)	40.93	—	40.93	—

Share repurchase cost	296	—	296	—

During the second quarter of 2017, the company repurchased 7,220,753 common shares at an average price of $40.93 per share, for $296 million. Suncor did not purchase any of its shares pursuant to a normal course issuer bid during the first six months of 2016.

Contractual Obligations, Commitments, Guarantees, and Off-Balance Sheet Arrangements

In the normal course of business, the company is obligated to make future payments, including contractual obligations and non-cancellable commitments. Suncor has included these items in the Financial Condition and Liquidity section of its 2016 annual MD&A and has provided an update below. The company does not believe that it has any guarantees or off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on the company's financial performance or financial condition, results of operations, liquidity or capital expenditures.

During the six months ended June 30, 2017, the company decreased its commitments by approximately $1.3 billion (undiscounted), which is primarily related to the early repayment of US$1.250 billion of 6.10% notes originally scheduled to mature on June 1, 2018 and the reduction in commitments associated with the disposal of Suncor's lubricants business and its interest in the Cedar Point wind facility, partially offset by a lodging services commitment that supports Suncor's Oil Sands Base operations and the recognition of incremental Hebron decommissioning costs following the milestones achieved during the second quarter of 2017.

30 SUNCOR ENERGY INC. 2017 SECOND QUARTER

7. QUARTERLY FINANCIAL DATA

Trends in Suncor's quarterly revenue, earnings and funds from operations(1) are driven primarily by production volumes, which can be significantly impacted by major maintenance events, changes in commodity prices, refining crack spreads, foreign exchange rates and other significant events impacting operations, such as the Syncrude facility incident that occurred late in the first quarter of 2017, which significantly impacted the second quarter of 2017, and the forest fires in the Fort McMurray area in the second quarter of 2016.

Financial Summary

Three months ended ($ millions, unless otherwise noted)	Jun 30 2017	Mar 31 2017	Dec 31 2016	Sep 30 2016	Jun 30 2016	Mar 31 2016	Dec 31 2015	Sep 30 2015

Total production (mboe/d)

Oil Sands	413.6	590.6	620.4	617.5	213.1	565.8	470.6	458.4

Exploration and Production	125.5	134.5	118.1	110.6	117.6	125.6	112.3	107.7

	539.1	725.1	738.5	728.1	330.7	691.4	582.9	566.1

Revenues and other income

Operating revenues, net of royalties	7 247	7 818	7 840	7 409	5 914	5 644	6 499	7 485

Other income (loss)	16	25	301	(15)	(58)	(67)	94	72

	7 263	7 843	8 141	7 394	5 856	5 577	6 593	7 557

Net earnings (loss)	435	1 352	531	392	(735)	257	(2 007)	(376)

per common share – basic (dollars)	0.26	0.81	0.32	0.24	(0.46)	0.17	(1.38)	(0.26)

per common share – diluted (dollars)	0.26	0.81	0.32	0.24	(0.46)	0.17	(1.38)	(0.26)

Operating earnings (loss)(1)	199	812	636	346	(565)	(500)	(26)	410

per common share – basic(1) (dollars)	0.12	0.49	0.38	0.21	(0.36)	(0.33)	(0.02)	0.28

Funds from operations(1)	1 627	2 024	2 365	2 025	916	682	1 294	1 882

per common share – basic(1) (dollars)	0.98	1.21	1.42	1.22	0.58	0.45	0.90	1.30

Cash flow provided by operating activities	1 671	1 628	2 791	1 979	862	48	1 443	2 771

per common share – basic (dollars)	1.00	0.98	1.68	1.19	0.54	0.03	1.00	1.92

ROCE(1) (%) for the twelve months ended	6.2	4.4	0.5	(4.6)	(4.9)	(2.2)	0.6	5.1

After-tax unrealized foreign exchange gain (loss) on U.S. dollar denominated debt	278	103	(222)	(112)	(27)	885	(382)	(786)

Common share information (dollars)

Dividend per common share	0.32	0.32	0.29	0.29	0.29	0.29	0.29	0.29

Share price at the end of trading

Toronto Stock Exchange (Cdn$)	37.89	40.83	43.90	36.42	35.84	36.17	35.72	35.69

New York Stock Exchange (US$)	29.20	30.75	32.69	27.78	27.73	27.81	25.80	26.72

(1)
Non-GAAP financial measures. See the Non-GAAP Financial Measures Advisory section of this MD&A. ROCE excludes capitalized costs related to major projects in progress.
SUNCOR ENERGY INC. 2017 SECOND QUARTER 31

Business Environment

Three months ended (average for the period ended, except as noted)		Jun 30 2017	Mar 31 2017	Dec 31 2016	Sep 30 2016	Jun 30 2016	Mar 31 2016	Dec 31 2015	Sep 30 2015

WTI crude oil at Cushing	US$/bbl	48.30	51.85	49.35	44.95	45.60	33.50	42.15	46.45

Dated Brent crude	US$/bbl	49.85	53.75	49.50	45.85	45.60	33.90	43.70	50.30

Dated Brent/Maya FOB price differential	US$/bbl	5.80	9.05	6.70	6.80	7.65	8.95	10.35	8.50

MSW at Edmonton	Cdn$/bbl	62.30	64.25	62.00	55.10	55.80	34.50	53.55	56.55

WCS at Hardisty	US$/bbl	37.20	37.30	35.00	31.45	32.30	19.30	27.70	33.25

Light/heavy crude oil differential for WTI at Cushing less WCS at Hardisty	US$/bbl	11.10	14.55	14.35	13.50	13.30	14.25	14.50	13.20

Condensate at Edmonton	US$/bbl	48.45	52.20	48.35	43.05	44.10	34.45	41.65	44.20

Natural gas (Alberta spot) at AECO	Cdn$/mcf	2.80	2.70	3.10	2.30	1.40	1.85	2.45	2.90

Alberta Power Pool Price	Cdn$/MWh	19.30	22.40	21.95	17.90	14.90	18.10	21.20	26.05

New York Harbor 3-2-1 crack(1)	US$/bbl	16.35	12.55	14.35	14.00	16.10	11.75	13.60	22.25

Chicago 3-2-1 crack(1)	US$/bbl	14.40	11.15	10.55	14.15	16.65	9.10	13.90	23.95

Portland 3-2-1 crack(1)	US$/bbl	21.25	18.45	14.95	18.75	19.30	13.00	17.90	28.75

Gulf Coast 3-2-1 crack(1)	US$/bbl	16.80	14.00	13.15	14.50	14.85	11.05	11.05	21.55

Exchange rate	US$/Cdn$	0.74	0.76	0.75	0.77	0.78	0.73	0.75	0.76

Exchange rate (end of period)	US$/Cdn$	0.77	0.75	0.74	0.76	0.77	0.77	0.72	0.75

(1)
3-2-1 crack spreads are indicators of the refining margin generated by converting three barrels of WTI into two barrels of gasoline and one barrel of diesel. The crack spreads presented here generally approximate the regions into which the company sells refined products through retail and wholesale channels.

Significant or Unusual Items Impacting Net Earnings

In addition to the impacts of changes in production volumes and business environment, net earnings over the last eight quarters were affected by the following events or one-time adjustments:

•
The company recognized a non-cash after-tax loss on forward interest rate swaps and foreign currency derivatives in the Corporate segment of $32 million in the second quarter of 2017 due to a decrease in long-term interest rates and changes in foreign exchange rates.

•
In the second quarter of 2017, the company incurred an after-tax charge of $10 million in the Corporate segment for early payment of long-term debt, net of associated realized foreign currency hedge gains.

•
In the first quarter of 2017, the company recorded an after-tax gain of $354 million on the disposal of the company's lubricants business in the R&M segment, as well as an after-tax gain of $83 million on the disposal of the company's interest in the Cedar Point wind facility in the Corporate segment.

•
During the fourth quarter of 2016, the company recorded after-tax derecognition charges of $40 million on certain upgrading and logistics assets in the Oil Sands segment, as well as $31 million in the Corporate segment relating to an initial investment in an undeveloped pipeline and on certain renewable energy development assets as a result of the uncertainty of future benefits from these assets.

•
In the third quarter of 2016, the U.K. government enacted a decrease in the supplementary charge rate on oil and gas profits in the North Sea that reduced the statutory tax rate on Suncor's earnings in the U.K. from 50% to 40%, effective January 1, 2016. The company revalued its deferred income tax balances, resulting in a deferred income tax recovery of $180 million in the E&P segment.

•
In the second quarter of 2016, the company incurred a non-cash after-tax charge of $73 million in the Corporate segment for early payment of long-term debt acquired as part of the COS acquisition.

•
The company recognized a non-cash after-tax loss on forward interest rate derivatives in the Corporate segment of $90 million in the first quarter of 2016 due to a decrease in long-term interest rates.
32 SUNCOR ENERGY INC. 2017 SECOND QUARTER

•
In the first quarter of 2016, the company incurred $38 million in after-tax charges associated with the acquisition and integration of COS in the Corporate segment.

•
In the fourth quarter of 2015, the company recorded after-tax impairment charges against property, plant and equipment and exploration and evaluation assets of $359 million on White Rose, $331 million on Golden Eagle and $54 million on Terra Nova as a result of impacts of a decline in the crude oil price forecast. In addition, impairment charges of $290 million were recorded on the company's interest in the Joslyn mining project and $54 million on the Ballicatters well, due to uncertainty in the timing and likelihood of development plans, and $96 million in Oil Sands following a review of certain assets that no longer fit with Suncor's growth strategies and which could not be repurposed or otherwise deployed.

•
In the fourth quarter of 2015, as a result of shut-in production due to the continued closure of certain Libyan export terminals, escalating political unrest, and increased uncertainty with respect to the company's return to normal operations in the country, the company recorded an after-tax impairment charge of $415 million against property, plant and equipment and exploration and evaluation assets.

8. OTHER ITEMS

Accounting Policies

Suncor's significant accounting policies and a summary of recently announced accounting standards are described in the Accounting Policies and Critical Accounting Estimates section of Suncor's 2016 annual MD&A.

Critical Accounting Estimates

The preparation of financial statements in accordance with GAAP requires management to make estimates, judgments and assumptions that affect reported assets, liabilities, revenues and expenses, gains and losses, and disclosures of contingencies. These estimates and assumptions are subject to change based on experience and new information. Critical accounting estimates are those that require management to make assumptions about matters that are highly uncertain at the time the estimate is made. Critical accounting estimates are also those estimates which, where a different estimate could have been used or where changes in the estimate that are reasonably likely to occur, would have a material impact on the company's financial condition, changes in financial condition or financial performance. Critical accounting estimates and judgments are reviewed annually by the Audit Committee of the Board of Directors. A detailed description of Suncor's critical accounting estimates is provided in note 4 to the audited Consolidated Financial Statements for the year ended December 31, 2016 and in the Accounting Policies and Critical Accounting Estimates section of Suncor's 2016 annual MD&A.

Financial Instruments

Suncor periodically enters into derivative contracts such as forwards, futures, swaps, options and costless collars to manage exposure to fluctuations in commodity prices and foreign exchange rates, and to optimize the company's position with respect to interest payments. The company also uses physical and financial energy derivatives to earn trading profits. For more information on Suncor's financial instruments and the related financial risk factors, see note 28 of the audited Consolidated Financial Statements for the year ended December 31, 2016, note 13 to the unaudited interim Consolidated Financial Statements for the three months ended June 30, 2017, and the Financial Condition and Liquidity section of Suncor's 2016 annual MD&A.

Income Tax

In the fourth quarter of 2016, the Government of Quebec enacted a decrease in the corporate income tax rate from 11.9% to 11.5% evenly over the next four years, effective January 1, 2017. As a result, the company revalued its deferred income tax balances, resulting in a deferred income tax recovery of $10 million.

In the third quarter of 2016, the U.K. government enacted a decrease in the supplementary charge rate on oil and gas profits in the North Sea that reduced the statutory tax rate on Suncor's earnings in the U.K. from 50% to 40%. The company revalued its deferred income tax balances, resulting in a one-time decrease to deferred income taxes of $180 million in the E&P segment.

SUNCOR ENERGY INC. 2017 SECOND QUARTER 33

Control Environment

Based on their evaluation as at June 30, 2017, Suncor's Chief Executive Officer and Chief Financial Officer concluded that the company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the United States Securities Exchange Act of 1934, as amended (the Exchange Act)), are effective to ensure that information required to be disclosed by the company in reports that are filed or submitted to Canadian and U.S. securities authorities is recorded, processed, summarized and reported within the time periods specified in Canadian and U.S. securities laws. In addition, as at June 30, 2017, there were no changes in the internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) that occurred during the three- and six-month periods ended June 30, 2017 that have materially affected, or are reasonably likely to materially affect, the company's internal control over financial reporting. Management will continue to periodically evaluate the company's disclosure controls and procedures and internal control over financial reporting and will make any modifications from time to time as deemed necessary.

Based on their inherent limitations, disclosure controls and procedures and internal control over financial reporting may not prevent or detect misstatements, and even those controls determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Corporate Guidance

Suncor has updated its previously issued 2017 corporate guidance, as set forth in Suncor's press release dated July 26, 2017, which is also available on www.sedar.com.

9. NON-GAAP FINANCIAL MEASURES ADVISORY

Certain financial measures in this MD&A – namely operating earnings (loss), ROCE, funds from (used in) operations, discretionary free cash flow, Oil Sands operations cash operating costs, Syncrude cash operating costs, refining margin, refining operating expense and LIFO – are not prescribed by GAAP. These non-GAAP financial measures are included because management uses the information to analyze business performance, leverage and liquidity. These non-GAAP financial measures do not have any standardized meaning and, therefore, are unlikely to be comparable to similar measures presented by other companies. Therefore, these non-GAAP financial measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Except as otherwise indicated, these non-GAAP financial measures are calculated and disclosed on a consistent basis from period to period. Specific adjusting items may only be relevant in certain periods.

Operating Earnings (Loss)

Operating earnings (loss) is a non-GAAP financial measure that adjusts net earnings (loss) for significant items that are not indicative of operating performance. Management uses operating earnings (loss) to evaluate operating performance because management believes it provides better comparability between periods. Operating earnings (loss) are reconciled to net earnings (loss) in the Consolidated Financial Information and Segment Results and Analysis sections of this MD&A.

Bridge Analyses of Operating Earnings

Throughout this MD&A, the company presents charts that illustrate the change in operating earnings from the comparative period through key variance factors. These factors are analyzed in the Operating Earnings narratives following the bridge analyses in particular sections of this MD&A. These bridge analyses are presented because management uses this presentation to evaluate performance.

•
The factor for Sales Volumes and Mix is calculated based on sales volumes and mix for the Oil Sands and E&P segments and throughput volumes and mix for the R&M segment.

•
The factor for Price, Margin and Other Revenue includes upstream price realizations before royalties, with the exception of Libya, which is net of royalties. Also included are refining and marketing margins, other operating revenues, and the net impacts of sales and purchases of third-party crude, including product purchased for use as diluent in the company's Oil Sands operations and subsequently sold as part of diluted bitumen.
34 SUNCOR ENERGY INC. 2017 SECOND QUARTER

•
The factor for FIFO inventory valuation methodology, compared to a LIFO(1) methodology, includes the estimated impact of the lag between the purchase of refinery crude feedstock and the eventual sale of refined products. Management uses this information to analyze operating performance and compare itself against refining peers that are permitted to use LIFO inventory valuation under United States GAAP. If not presented on its own, the impact of the FIFO methodology is included in the Price, Margin and Other Revenue factor.

•
The factor for Royalties excludes the impact of Libya.

•
The factor for Operating and Transportation Expense includes project start-up costs, operating, selling and general expense, and transportation expense.

•
The factor for Financing Expense and Other includes financing expenses, other income, operational foreign exchange gains and losses, changes in gains and losses on disposal of assets that are not operating earnings adjustments, changes in statutory income tax rates, other income tax adjustments and the net impact of the sale of the lubricants business in the first quarter of 2017.

Return on Capital Employed (ROCE)

ROCE is a non-GAAP financial measure that management uses to analyze operating performance and the efficiency of Suncor's capital allocation process. Average capital employed is calculated as a twelve-month average of the capital employed balance at the beginning of the twelve-month period and the month-end capital employed balances throughout the remainder of the twelve-month period. Figures for capital employed at the beginning and end of the twelve-month period are presented to show the changes in the components of the calculation over the twelve-month period.

The company presents two ROCE calculations – one including and one excluding the impacts on capital employed of major projects in progress. Major projects in progress includes accumulated capital expenditures and capitalized interest for significant projects still under construction or in the process of being commissioned, and acquired assets that are still being evaluated. Management uses ROCE excluding the impacts of major projects in progress on capital employed to assess performance of operating assets.

For the twelve months ended June 30 ($ millions, except as noted)		2017	2016

Adjustments to net earnings

Net earnings (loss)		2 710	(2 861)

Add after-tax amounts for:

Unrealized foreign exchange (gain) loss on U.S. dollar denominated debt		(47)	311

Net interest expense		221	317

	A	2 884	(2 233)

Capital employed – beginning of twelve-month period

Net debt		14 545	9 234

Shareholders' equity		44 453	41 615

		58 998	50 849

Capital employed – end of twelve-month period

Net debt		13 780	14 545

Shareholders' equity		44 887	44 453

		58 667	58 998

Average capital employed	B	58 803	54 174

ROCE – including major projects in progress (%)	A/B	4.9	(4.1)

Average capitalized costs related to major projects in progress	C	11 984	8 611

ROCE – excluding major projects in progress (%)	A/(B–C)	6.2	(4.9)

(1)
The estimated impact of the LIFO method is a non-GAAP financial measure. See the Impact of First-in, First-out Inventory Valuation on Refining and Marketing Net Earnings section within this Non-GAAP Financial Measures Advisory section.
SUNCOR ENERGY INC. 2017 SECOND QUARTER 35

Funds From (Used In) Operations

Funds from (used in) operations is a non-GAAP financial measure that adjusts a GAAP measure – cash flow provided by (used in) operating activities – for changes in non-cash working capital, which management uses to analyze operating performance and liquidity. Changes to non-cash working capital can include, among other factors, the timing of offshore feedstock purchases and payments for commodity and income taxes, and the timing of cash flows related to accounts receivable and accounts payable, which management believes reduces comparability between periods.

Funds from (used in) operations in this MD&A for the twelve-month ended periods are the sum of the funds from (used in) operations for the particular quarter ended June 30 and each of the three preceding quarters. Funds from (used in) operations for each quarter are separately defined and reconciled to the consolidated GAAP measure in the Non-GAAP Financial Measures Advisory section of each respective MD&A for the applicable quarter.

Three months ended June 30	Oil Sands		Exploration and Production		Refining and Marketing		Corporate, Energy Trading and Eliminations		Total
($ millions)	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016

Net (loss) earnings	(277)	(1 063)	182	26	346	689	184	(387)	435	(735)

Adjustments for:

Depreciation, depletion, amortization and impairment	927	938	289	461	168	172	26	34	1 410	1 605

Deferred income taxes	(73)	(90)	(38)	(191)	(4)	32	103	9	(12)	(240)

Accretion	49	56	11	15	1	2	—	—	61	73

Unrealized foreign exchange (gain) loss on U.S. dollar denominated debt	—	—	—	—	—	—	(295)	29	(295)	29

Change in fair value of financial instruments and trading inventory	(1)	1	—	—	(3)	(11)	61	140	57	130

Gain on disposal of assets	—	(32)	—	—	(2)	(1)	—	—	(2)	(33)

Loss on debt extinguishment	—	—	—	—	—	—	25	99	25	99

Share-based compensation	8	15	—	—	4	9	14	13	26	37

Exploration	—	—	—	—	—	—	—	—	—	—

Settlement of decommissioning and restoration liabilities	(62)	(31)	(2)	—	(5)	(6)	—	1	(69)	(36)

Other	2	4	(4)	(9)	(1)	(1)	(6)	(7)	(9)	(13)

Funds from (used in) operations	573	(202)	438	302	504	885	112	(69)	1 627	916

Decrease (increase) in non-cash working capital	469	198	270	156	1	234	(696)	(642)	44	(54)

Cash flow provided by (used in) operating activities	1 042	(4)	708	458	505	1 119	(584)	(711)	1 671	862

36 SUNCOR ENERGY INC. 2017 SECOND QUARTER

Six months ended June 30	Oil Sands		Exploration and Production		Refining and Marketing		Corporate, Energy Trading and Eliminations		Total
($ millions)	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016

Net earnings (loss)	25	(1 587)	354	(8)	1 175	930	233	187	1 787	(478)

Adjustments for:

Depreciation, depletion, amortization and impairment	1 868	1 855	573	817	328	342	63	63	2 832	3 077

Deferred income taxes	(64)	(126)	(97)	(264)	(13)	23	150	62	(24)	(305)

Accretion	98	101	21	32	3	4	—	—	122	137

Unrealized foreign exchange (gain) loss on U.S. dollar denominated debt	—	—	—	—	—	—	(404)	(892)	(404)	(892)

Change in fair value of financial instruments and trading inventory	(8)	13	—	—	(13)	23	88	234	67	270

Gain on disposal of assets	(1)	(33)	—	—	(351)	(1)	(70)	—	(422)	(34)

Loss on debt extinguishment	—	—	—	—	—	—	25	99	25	99

Share-based compensation	(78)	(36)	(3)	2	(34)	(22)	(109)	(70)	(224)	(126)

Exploration	—	—	41	—	—	—	—	—	41	—

Settlement of decommissioning and restoration liabilities	(180)	(150)	(3)	—	(6)	(8)	—	—	(189)	(158)

Other	22	24	33	(16)	(10)	(2)	(5)	2	40	8

Funds from (used in) operations	1 682	61	919	563	1 079	1 289	(29)	(315)	3 651	1 598

Decrease (increase) in non-cash working capital	918	(98)	158	(40)	(100)	200	(1 328)	(750)	(352)	(688)

Cash flow provided by (used in) operating activities	2 600	(37)	1 077	523	979	1 489	(1 357)	(1 065)	3 299	910

Discretionary Free Cash Flow

Discretionary free cash flow is a non-GAAP financial measure that is calculated by taking funds from operations and subtracting sustaining capital, inclusive of associated capitalized interest, and dividends. Discretionary free cash flow reflects cash available for increasing distributions to shareholders and to fund growth investments. Management uses discretionary free cash flow to measure the capacity of the company to increase returns to shareholders and grow the business.

	Three months ended June 30		Twelve months ended June 30
($ millions)	2017	2016	2017	2016

Funds from operations	1 627	916	8 041	4 774

Sustaining capital and dividends	(1 441)	(1 219)	(4 420)	(4 675)

Discretionary Free Cash Flow	186	(303)	3 621	99

Oil Sands Operations and Syncrude Cash Operating Costs

Oil Sands operations and Syncrude cash operating costs are non-GAAP financial measures. Oil Sands operations cash operating costs are calculated by adjusting Oil Sands segment OS&G expense (a GAAP measure based on sales volumes) for i) costs pertaining to Syncrude operations; ii) non-production costs that management believes do not relate to the production performance of Oil Sands operations, including, but not limited to, share-based compensation adjustments, research and the expense recorded as part of a non-monetary arrangement involving a third-party processor; iii) revenues

SUNCOR ENERGY INC. 2017 SECOND QUARTER 37

associated with excess capacity, including excess power generated and sold that is recorded in operating revenue; iv) project start-up costs; and v) the impacts of changes in inventory levels, such that the company is able to present cost information based on production volumes. Syncrude cash operating costs are calculated by adjusting Syncrude OS&G for non-production costs that management believes do not relate to the production performance of Syncrude operations, including, but not limited to, share-based compensation, research and project start-up costs. Oil Sands operations and Syncrude cash operating costs are reconciled in the Segment Results and Analysis – Oil Sands section of this MD&A. Management uses Oil Sands operations and Syncrude cash operating costs to measure Oil Sands operating performance.

Refining Margin and Refining Operating Expense

Refining margin and refining operating expense are non-GAAP financial measures. Refining margin is calculated by adjusting R&M segment operating revenue, other income and purchases of crude oil and products (GAAP measures) for non-refining margin pertaining to the company's supply, marketing and ethanol businesses, and the company's former lubricants business. Refinery operating expense is calculated by adjusting R&M segment OS&G for i) non-refining costs pertaining to the company's supply, marketing and ethanol businesses, and the company's former lubricants business; and ii) non-refining costs that management believes do not relate to the production of refined products, including, but not limited to, share-based compensation and enterprise shared service allocations. Management uses refining margin and refining operating expense to measure operating performance on a production barrel basis.

	Three months ended June 30		Six months ended June 30
($ millions, except as noted)	2017	2016	2017	2016

Refining margin reconciliation

Gross margin, operating revenue less purchases of crude oil and products	1 160	1 721	2 561	2 856

Other income	19	2	38	13

Non-refining margin	(375)	(884)	(870)	(1 239)

Refining margin	804	839	1 729	1 630

Refinery production(1) (mbbls)	42 629	38 754	84 169	80 169

Refining margin ($/bbl)	18.85	21.65	20.55	20.35

Refining operating expense reconciliation

Operating, selling and general expense	464	526	981	1 068

Non-refining costs	(249)	(317)	(537)	(649)

Refining operating expense	215	209	444	419

Refinery production(1) (mbbls)	42 629	38 754	84 169	80 169

Refining operating expense ($/bbl)	5.05	5.40	5.25	5.25

(1)
Refinery production is the output of the refining process, and differs from crude oil processed as a result of volumetric adjustments for non-crude feedstock, volumetric gain associated with the refining process, and changes in unfinished product inventories.

Impact of First-in, First-out Inventory Valuation on Refining and Marketing Net Earnings

GAAP requires the use of a FIFO inventory valuation methodology. For Suncor, this results in a disconnect between the sales prices for refined products, which reflect current market conditions, and the amount recorded as the cost of sale for the related refinery feedstock, which reflects market conditions at the time the feedstock was purchased. This lag between purchase and sale can be anywhere from several weeks to several months, and is influenced by the time to receive crude after purchase (which can be several weeks for foreign offshore crude purchases), regional crude inventory levels, the completion of refining processes, transportation time to distribution channels, and regional refined product inventory levels.

Suncor prepares and presents an estimate of the impact of using a FIFO inventory valuation methodology compared to a LIFO methodology, because management uses the information to analyze operating performance and compare itself against refining peers that are permitted to use LIFO inventory valuation under United States GAAP (U.S. GAAP).

38 SUNCOR ENERGY INC. 2017 SECOND QUARTER

The company's estimate is not derived from a standardized calculation and, therefore, may not be directly comparable to similar measures presented by other companies, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP or U.S. GAAP.

10. COMMON ABBREVIATIONS

The following is a list of abbreviations that may be used in this MD&A:

Measurement		Places and Currencies
bbl	barrel	U.S.	United States
bbls/d	barrels per day	U.K.	United Kingdom
mbbls/d	thousands of barrels per day
		$ or Cdn$	Canadian dollars
boe	barrels of oil equivalent	US$	United States dollars
boe/d	barrels of oil equivalent per day
mboe	thousands of barrels of oil equivalent
mboe/d	thousands of barrels of oil equivalent per day	Financial and Business Environment
		Q2	Three months ended June 30
GJ	Gigajoule	DD&A	Depreciation, depletion and amortization
		WTI	West Texas Intermediate
mcf	thousands of cubic feet of natural gas	WCS	Western Canadian Select
mcfe	thousands of cubic feet of natural gas equivalent	SCO	Synthetic crude oil
mmcf	millions of cubic feet of natural gas	MSW	Mixed Sweet Blend
mmcf/d	millions of cubic feet of natural gas per day	NYMEX	New York Mercantile Exchange
mmcfe	millions of cubic feet of natural gas equivalent	YTD	Year to date
mmcfe/d	millions of cubic feet of natural gas equivalent
per day
MW	megawatts
MWh	megawatts per hour
SUNCOR ENERGY INC. 2017 SECOND QUARTER 39

11. FORWARD-LOOKING INFORMATION

The document contains certain forward-looking information and forward-looking statements (collectively referred to herein as "forward-looking statements") within the meaning of applicable Canadian and U.S. securities laws. Forward-looking statements and other information are based on Suncor's current expectations, estimates, projections and assumptions that were made by the company in light of information available at the time the statement was made and consider Suncor's experience and its perception of historical trends, including expectations and assumptions concerning: the accuracy of reserves and resources estimates; commodity prices and interest and foreign exchange rates; the performance of assets and equipment; capital efficiencies and cost-savings; applicable laws and government policies, including royalty rates and tax laws; future production rates; the sufficiency of budgeted capital expenditures in carrying out planned activities; the availability and cost of labour and services; the satisfaction by third parties of their obligations to Suncor; and the receipt, in a timely manner, of regulatory and third-party approvals. In addition, all other statements and other information that address expectations or projections about the future, and other statements and information about Suncor's strategy for growth, expected and future expenditures or investment decisions, commodity prices, costs, schedules, production volumes, operating and financial results, future financing and capital activities, and the expected impact of future commitments are forward-looking statements. Some of the forward-looking statements may be identified by words like "expects", "anticipates", "will", "estimates", "plans", "scheduled", "intends", "believes", "projects", "indicates", "could", "focus", "vision", "goal", "outlook", "proposed", "target", "objective", "continue", "should", "may", "future", "potential", "opportunity", "would" and similar expressions. Forward-looking statements in the document include references to:

•
Suncor's growth projects, including: (i) statements around the Fort Hills project, including that early-works sustaining activities will support the execution of the mine and tailings plan following the commencement of production, that the project cost estimate is on track with first oil expected at the end of 2017, and expectations for the East Tank Farm Development; (ii) statements around the Hebron project, including that first oil is expected by the end of 2017; and (iii) statements about the West White Rose Project, including the expectation that the company's share of peak oil production is estimated to be 20,000 boe/d, first oil from the project is targeted for 2022, the expectation that the project will extend the life of the existing White Rose facilities, Suncor's estimated net share of the project cost of approximately $1.4 billion, and the expectation that major development activity will not begin until 2018;

•
The expectation that the overall net benefit from the extension of the Firebag turnaround cycle to five years through the experience gained will be leveraged during future turnaround cycles;

•
Anticipated strong performance in Oil Sands going forward;

•
The expectation that Syncrude will return to normal operating rates by early August, following the completion of coker maintenance;

•
The expectation that increased production from E&P will offset the impact of the facility incident at Syncrude;

•
The expectation that the disciplined execution of Suncor's 2017 capital program will focus on bringing Suncor's major growth projects, Fort Hills and Hebron, to first oil by the end of the year, while continuing to invest in the safety, reliability and efficiency of the company's operating assets;

•
Estimated proceeds of approximately $500 million from the sale of a combined 49% interest in the East Tank Farm Development to the Fort McKay and Mikisew Cree First Nations and the expectation that the arrangement will close in the second half of 2017;

•
The expectation that Suncor will receive insurance proceeds to offset a significant portion of the expenditures associated with the Syncrude facility incident;

•
Efforts with Syncrude to drive operating efficiencies, improve performance and develop regional synergies through integration;

•
The expectation that the reduction in outstanding debt will reduce financing costs and provide ongoing balance sheet flexibility;

•
Suncor's outlook for full year Syncrude production, Syncrude cash operating costs, E&P production, Oil Sands operations cash operating costs, capital expenditures and current income taxes and outlook assumptions;

•
The anticipated timing and impact of planned maintenance events, including at Upgrader 1 and Terra Nova;
40 SUNCOR ENERGY INC. 2017 SECOND QUARTER

•
Suncor's expectation that existing production levels at Firebag and MacKay River will be maintained due to ongoing well pad construction;

•
The belief that Suncor will have the capital resources to fund its planned 2017 capital spending program of $5.4 to $5.6 billion and to meet current and future working capital requirements through cash balances and cash equivalents, cash flow provided by operating activities, available committed credit facilities, issuing commercial paper and, if needed, divesting of non-core assets and accessing capital markets;

•
The objectives of Suncor's short-term investment portfolio and Suncor's expectation that the maximum weighted average term to maturity of the short-term investment portfolio will not exceed six months, and that all investments will be with counterparties with investment grade debt ratings;

•
Suncor's expectation that the credit facility cancelled in the first quarter will no longer be required for liquidity purposes;

•
The expectation that as capital spending on major growth projects starts to ramp down, less cash will be required for funding purposes in the future, supporting the repayment of long-term debt and increased returns to shareholders in the form of share repurchases, subject to prevailing economic conditions and other factors;

•
Suncor's belief that a phased and flexible approach to existing and future growth projects should assist Suncor in its ability to manage project costs and debt levels; and

•
The company's belief that it does not have any guarantees or off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on the company's financial performance or financial condition, results of operations, liquidity or capital expenditures.

Forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Suncor. Suncor's actual results may differ materially from those expressed or implied by its forward-looking statements, so readers are cautioned not to place undue reliance on them. The financial and operating performance of the company's reportable operating segments, specifically Oil Sands, E&P, and R&M, may be affected by a number of factors.

Factors that affect our Oil Sands segment include, but are not limited to, volatility in the prices for crude oil and other production, and the related impacts of fluctuating light/heavy and sweet/sour crude oil differentials; changes in the demand for refinery feedstock and diesel fuel, including the possibility that refiners that process our proprietary production will be closed, experience equipment failure or other accidents; our ability to operate our Oil Sands facilities reliably in order to meet production targets; the output of newly commissioned facilities, the performance of which may be difficult to predict during initial operations; the possibility that completed maintenance activities may not improve operational performance or the output of related facilities; our dependence on pipeline capacity and other logistical constraints, which may affect our ability to distribute our products to market; our ability to finance Oil Sands growth and sustaining capital expenditures; the availability of bitumen feedstock for upgrading operations, which can be negatively affected by poor ore grade quality, unplanned mine equipment and extraction plant maintenance, tailings storage, and in situ reservoir and equipment performance, or the unavailability of third-party bitumen; inflationary pressures on operating costs, including labour, natural gas and other energy sources used in oil sands processes; our ability to complete projects, including planned maintenance events, both on time and on budget, which could be impacted by competition from other projects (including other oil sands projects) for goods and services and demands on infrastructure in Alberta's Wood Buffalo region and the surrounding area (including housing, roads and schools); risks and uncertainties associated with obtaining regulatory and stakeholder approval for exploration and development activities; changes to royalty and tax legislation and related agreements that could impact our business; the potential for disruptions to operations and construction projects as a result of our relationships with labour unions that represent employees at our facilities; and changes to environmental regulations or legislation.

Factors that affect our E&P segment include, but are not limited to, volatility in crude oil and natural gas prices; operational risks and uncertainties associated with oil and gas activities, including unexpected formations or pressures, premature declines of reservoirs, fires, blow-outs, equipment failures and other accidents, uncontrollable flows of crude oil, natural gas or well fluids, and pollution and other environmental risks; the possibility that completed maintenance activities may not improve operational performance or the output of related facilities; adverse weather conditions, which could disrupt output from producing assets or impact drilling programs, resulting in increased costs and/or delays in bringing on new production; political, economic and socio-economic risks associated with Suncor's foreign operations, including the unpredictability of operating in Libya due to ongoing political unrest and that operations in Syria continue to

SUNCOR ENERGY INC. 2017 SECOND QUARTER 41

be impacted by sanctions and political unrest; risks and uncertainties associated with obtaining regulatory and stakeholder approval for exploration and development activities; the potential for disruptions to operations and construction projects as a result of our relationships with labour unions that represent employees at our facilities; and market demand for mineral rights and producing properties, potentially leading to losses on disposition or increased property acquisition costs.

Factors that affect our R&M segment include, but are not limited to, fluctuations in demand and supply for refined products that impact the company's margins; market competition, including potential new market entrants; our ability to reliably operate refining and marketing facilities in order to meet production or sales targets; the possibility that completed maintenance activities may not improve operational performance or the output of related facilities; risks and uncertainties affecting construction or planned maintenance schedules, including the availability of labour and other impacts of competing projects drawing on the same resources during the same time period; and the potential for disruptions to operations and construction projects as a result of our relationships with labour unions or employee associations that represent employees at our refineries and distribution facilities.

Additional risks, uncertainties and other factors that could influence the financial and operating performance of all of Suncor's operating segments and activities include, but are not limited to, changes in general economic, market and business conditions, such as commodity prices, interest rates and currency exchange rates; fluctuations in supply and demand for Suncor's products; the successful and timely implementation of capital projects, including growth projects and regulatory projects; competitive actions of other companies, including increased competition from other oil and gas companies or from companies that provide alternative sources of energy; labour and material shortages; actions by government authorities, including the imposition or reassessment of, or changes to, taxes, fees, royalties, duties and other government-imposed compliance costs; changes in environmental and other regulations and policies; the ability and willingness of parties with whom we have material relationships to perform their obligations to us; outages to third-party infrastructure that could cause disruptions to production; the occurrence of unexpected events such as fires (including forest fires), equipment failures and other similar events affecting Suncor or other parties whose operations or assets directly or indirectly affect Suncor; the potential for security breaches of Suncor's information technology and infrastructure by computer hackers or cyberterrorists, and the unavailability or failure of such systems to perform as anticipated as a result of such breaches; our ability to find new oil and gas reserves that can be developed economically; the accuracy of Suncor's reserves, resources and future production estimates; market instability affecting Suncor's ability to borrow in the capital debt markets at acceptable rates; maintaining an optimal debt to cash flow ratio; the success of the company's risk management activities using derivatives and other financial instruments; the cost of compliance with current and future environmental laws, including climate change laws; risks and uncertainties associated with closing a transaction for the purchase or sale of a business, asset, or oil and gas property, including estimates of the final consideration to be paid or received, the ability of counterparties to comply with their obligations in a timely manner and the receipt of any required regulatory or other third-party approvals outside of Suncor's control; risks associated with land claims and Aboriginal consultation requirements; risks relating to litigation; and the accuracy of cost estimates, some of which are provided at the conceptual or other preliminary stage of projects and prior to commencement or conception of the detailed engineering that is needed to reduce the margin of error and increase the level of accuracy. The foregoing important factors are not exhaustive.

Many of these risk factors and other assumptions related to Suncor's forward-looking statements are discussed in further detail throughout this MD&A, and in the company's 2016 annual MD&A, 2016 AIF and Form 40-F on file with Canadian securities commissions at www.sedar.com and the United States Securities and Exchange Commission at www.sec.gov. Readers are also referred to the risk factors and assumptions described in other documents that Suncor files from time to time with securities regulatory authorities. Copies of these documents are available without charge from the company.

The forward-looking statements contained in this MD&A are made as of the date of this MD&A. Except as required by applicable securities laws, we assume no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing risks and assumptions affecting such forward-looking statements, whether as a result of new information, future events or otherwise.

42 SUNCOR ENERGY INC. 2017 SECOND QUARTER

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(unaudited)

	Three months ended June 30		Six months ended June 30
($ millions)	2017	2016	2017	2016

Revenues and Other Income

Operating revenues, net of royalties (note 3)	7 247	5 914	15 065	11 558

Other income (loss) (note 6)	16	(58)	41	(125)

	7 263	5 856	15 106	11 433

Expenses

Purchases of crude oil and products	2 995	2 672	5 473	4 741

Operating, selling and general	2 240	2 053	4 546	4 402

Transportation	248	242	534	531

Depreciation, depletion, amortization and impairment	1 410	1 605	2 832	3 077

Exploration	13	16	65	57

Gain on disposal of assets (notes 15 and 16)	(2)	(33)	(550)	(34)

Financing (income) expenses (note 9)	(184)	343	(148)	(375)

	6 720	6 898	12 752	12 399

Earnings (Loss) before Income Taxes	543	(1 042)	2 354	(966)

Income Taxes – Expense (Recovery) (note 10)

Current	120	(67)	591	(183)

Deferred	(12)	(240)	(24)	(305)

	108	(307)	567	(488)

Net Earnings (Loss)	435	(735)	1 787	(478)

Net Earnings (Loss) Attributable to:

Common shareholders	435	(735)	1 787	(489)

Non-controlling interest (note 4)	—	—	—	11

	435	(735)	1 787	(478)

Other Comprehensive (Loss) Income

Items that may be subsequently reclassified to earnings

Foreign currency translation adjustment	(78)	(68)	(106)	(330)

Items that will not be reclassified to earnings

Actuarial (loss) gain on employee retirement benefit plans, net of income taxes	(28)	(40)	1	(40)

Other Comprehensive Loss	(106)	(108)	(105)	(370)

Total Comprehensive Income (Loss)	329	(843)	1 682	(848)

Per Common Share (dollars) (note 11)

Net earnings (loss) – basic and diluted	0.26	(0.46)	1.07	(0.31)

Net earnings (loss) – attributable to common shareholders – basic and diluted	0.26	(0.46)	1.07	(0.31)

Cash dividends	0.32	0.29	0.64	0.58

See accompanying notes to the interim consolidated financial statements.
SUNCOR ENERGY INC. 2017 SECOND QUARTER 43

CONSOLIDATED BALANCE SHEETS
(unaudited)

($ millions)	June 30 2017	December 31 2016

Assets

Current assets

Cash and cash equivalents	2 352	3 016

Accounts receivable	3 103	3 182

Inventories	3 221	3 240

Income taxes receivable	160	376

Assets held for sale (notes 15 and 16)	—	1 205

Total current assets	8 836	11 019

Property, plant and equipment, net	72 096	71 259

Exploration and evaluation	2 038	2 038

Other assets	1 174	1 248

Goodwill and other intangible assets	3 063	3 075

Deferred income taxes	90	63

Total assets	87 297	88 702

Liabilities and Shareholders' Equity

Current liabilities

Short-term debt	2 019	1 273

Current portion of long-term debt	1 533	54

Accounts payable and accrued liabilities	5 131	5 588

Current portion of provisions	758	781

Income taxes payable	356	224

Liabilities associated with assets held for sale (notes 15 and 16)	—	197

Total current liabilities	9 797	8 117

Long-term debt	12 580	16 103

Other long-term liabilities	1 907	2 067

Provisions (note 14)	6 887	6 542

Deferred income taxes	11 239	11 243

Equity	44 887	44 630

Total liabilities and equity	87 297	88 702

See accompanying notes to the interim consolidated financial statements.
44 SUNCOR ENERGY INC. 2017 SECOND QUARTER

CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)

	Three months ended June 30		Six months ended June 30
($ millions)	2017	2016	2017	2016

Operating Activities

Net earnings (loss)	435	(735)	1 787	(478)

Adjustments for:

Depreciation, depletion, amortization and impairment	1 410	1 605	2 832	3 077

Deferred income taxes	(12)	(240)	(24)	(305)

Accretion	61	73	122	137

Unrealized foreign exchange (gain) loss on U.S. dollar denominated debt	(295)	29	(404)	(892)

Change in fair value of financial instruments and trading inventory	57	130	67	270

Gain on disposal of assets (notes 15 and 16)	(2)	(33)	(422)	(34)

Loss on extinguishment of long-term debt (note 9)	25	99	25	99

Share-based compensation	26	37	(224)	(126)

Exploration	—	—	41	—

Settlement of decommissioning and restoration liabilities	(69)	(36)	(189)	(158)

Other	(9)	(13)	40	8

Decrease (increase) in non-cash working capital	44	(54)	(352)	(688)

Cash flow provided by operating activities	1 671	862	3 299	910

Investing Activities

Capital and exploration expenditures	(1 855)	(1 761)	(3 235)	(3 317)

Cash acquired from Canadian Oil Sands Limited (note 4)	—	—	—	109

Acquisitions (note 5)	—	(946)	—	(946)

Proceeds from disposal of assets	81	33	1 477	192

Other investments	1	(5)	1	(7)

Decrease (increase) in non-cash working capital	98	(41)	37	(167)

Cash flow used in investing activities	(1 675)	(2 720)	(1 720)	(4 136)

Financing Activities

Net change in short-term debt	1 338	991	827	1 955

Net change in long-term debt	(1 740)	(1 578)	(1 754)	(1 542)

Issuance of common shares under share option plans	32	5	76	12

(Purchase) issuance of common shares (notes 8 and 12)	(296)	2 782	(296)	2 782

Dividends paid on common shares	(533)	(458)	(1 067)	(911)

Cash flow (used in) provided by financing activities	(1 199)	1 742	(2 214)	2 296

Decrease in Cash and Cash Equivalents	(1 203)	(116)	(635)	(930)

Effect of foreign exchange on cash and cash equivalents	(22)	(10)	(29)	(111)

Cash and cash equivalents at beginning of period	3 577	3 134	3 016	4 049

Cash and Cash Equivalents at End of Period	2 352	3 008	2 352	3 008

Supplementary Cash Flow Information

Interest paid	383	428	498	514

Income taxes (received) paid	(2)	(141)	119	(10)

See accompanying notes to the interim consolidated financial statements.
SUNCOR ENERGY INC. 2017 SECOND QUARTER 45

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(unaudited)

($ millions)	Share Capital	Contributed Surplus	Accumulated Other Comprehensive Income	Non- controlling Interest	Retained Earnings	Total	Number of Common Shares (thousands)

At December 31, 2015	19 466	633	1 265	—	17 675	39 039	1 446 013

Net earnings (loss)	—	—	—	11	(489)	(478)	—

Foreign currency translation adjustment	—	—	(330)	—	—	(330)	—

Actuarial loss on employee retirement benefit plans, net of income taxes of $13	—	—	—	—	(40)	(40)	—

Total comprehensive (loss) income	—	—	(330)	11	(529)	(848)	—

Issued under share option plans	17	(2)	—	—	—	15	450

Issued for cash, net of income taxes of $26 (note 12)	2 808	—	—	—	—	2 808	82 225

Issued for the acquisition of Canadian Oil Sands Limited (note 4)	3 154	—	—	1 172	—	4 326	98 814

Equity transactions to eliminate non-controlling interest in Canadian Oil Sands Limited (note 4)	1 298	—	—	(1 183)	(115)	—	36 879

Share-based compensation	—	24	—	—	—	24	—

Dividends paid on common shares	—	—	—	—	(911)	(911)	—

At June 30, 2016	26 743	655	935	—	16 120	44 453	1 664 381

At December 31, 2016	26 942	588	1 007	—	16 093	44 630	1 667 914

Net earnings	—	—	—	—	1 787	1 787	—

Foreign currency translation adjustment	—	—	(106)	—	—	(106)	—

Actuarial gain on employee retirement benefit plans, net of income taxes	—	—	—	—	1	1	—

Total comprehensive (loss) income	—	—	(106)	—	1 788	1 682	—

Issued under share option plans	97	(21)	—	—	—	76	2 183

Purchase of common shares for cancellation (note 8)	(117)	—	—	—	(179)	(296)	(7 221)

Change in liability for share purchase commitment (note 8)	(72)	—	—	—	(99)	(171)	—

Share-based compensation	—	33	—	—	—	33	—

Dividends paid on common shares	—	—	—	—	(1 067)	(1 067)	—

At June 30, 2017	26 850	600	901	—	16 536	44 887	1 662 876

See accompanying notes to the interim consolidated financial statements.
46 SUNCOR ENERGY INC. 2017 SECOND QUARTER

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

1. REPORTING ENTITY AND DESCRIPTION OF THE BUSINESS

Suncor Energy Inc. (Suncor or the company) is an integrated energy company headquartered in Canada. Suncor's operations include oil sands development and upgrading, onshore and offshore oil and gas production, petroleum refining, and product marketing primarily under the Petro-Canada brand. The consolidated financial statements of the company comprise the company and its subsidiaries and the company's interests in associates and joint arrangements.

The address of the company's registered office is 150 – 6th Avenue S.W., Calgary, Alberta, Canada, T2P 3E3.

2. BASIS OF PREPARATION

(a) Statement of Compliance

These condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS), specifically International Accounting Standard (IAS) 34 Interim Financial Reporting as issued by the International Accounting Standards Board. They are condensed as they do not include all of the information required for full annual financial statements, and they should be read in conjunction with the consolidated financial statements for the year ended December 31, 2016.

The policies applied in these condensed interim consolidated financial statements are based on IFRS issued and outstanding as at July 26, 2017.

(b) Basis of Measurement

The consolidated financial statements are prepared on a historical cost basis except as detailed in the accounting policies disclosed in the company's consolidated financial statements for the year ended December 31, 2016.

(c) Functional Currency and Presentation Currency

These consolidated financial statements are presented in Canadian dollars, which is the company's functional currency.

(d) Use of Estimates and Judgment

The timely preparation of financial statements requires that management make estimates and assumptions and use judgment. Accordingly, actual results may differ from estimated amounts as future confirming events occur. Significant estimates and judgment used in the preparation of the financial statements are described in the company's consolidated financial statements for the year ended December 31, 2016.

(e) Income taxes

The company recognizes the impacts of income tax rate changes in earnings in the period the rate change is substantively enacted.

SUNCOR ENERGY INC. 2017 SECOND QUARTER 47

3. SEGMENTED INFORMATION

The company's operating segments are reported based on the nature of their products and services and management responsibility.

Intersegment sales of crude oil and natural gas are accounted for at market values and are included, for segmented reporting, in revenues of the segment making the transfer and expenses of the segment receiving the transfer. Intersegment amounts are eliminated on consolidation.

Three months ended June 30	Oil Sands		Exploration and Production		Refining and Marketing		Corporate, Energy Trading and Eliminations		Total
($ millions)	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016

Revenues and Other Income

Gross revenues	1 818	810	852	595	4 725	4 538	10	25	7 405	5 968

Intersegment revenues	680	350	—	29	19	52	(699)	(431)	—	—

Less: Royalties	(37)	(9)	(121)	(45)	—	—	—	—	(158)	(54)

Operating revenues, net of royalties	2 461	1 151	731	579	4 744	4 590	(689)	(406)	7 247	5 914

Other income (loss)	17	(18)	10	36	19	2	(30)	(78)	16	(58)

	2 478	1 133	741	615	4 763	4 592	(719)	(484)	7 263	5 856

Expenses

Purchases of crude oil and products	139	172	—	—	3 584	2 869	(728)	(369)	2 995	2 672

Operating, selling and general	1 575	1 288	111	116	464	526	90	123	2 240	2 053

Transportation	168	146	22	22	69	84	(11)	(10)	248	242

Depreciation, depletion, amortization and impairment	927	938	289	461	168	172	26	34	1 410	1 605

Exploration	4	—	9	16	—	—	—	—	13	16

Gain on disposal of assets	—	(32)	—	—	(2)	(1)	—	—	(2)	(33)

Financing expenses (income)	52	64	5	35	1	1	(242)	243	(184)	343

	2 865	2 576	436	650	4 284	3 651	(865)	21	6 720	6 898

(Loss) Earnings before Income Taxes	(387)	(1 443)	305	(35)	479	941	146	(505)	543	(1 042)

Income Taxes – (Recovery) Expense

Current	(37)	(290)	161	130	137	220	(141)	(127)	120	(67)

Deferred	(73)	(90)	(38)	(191)	(4)	32	103	9	(12)	(240)

	(110)	(380)	123	(61)	133	252	(38)	(118)	108	(307)

Net (Loss) Earnings	(277)	(1 063)	182	26	346	689	184	(387)	435	(735)

Capital and Exploration Expenditures	1 500	1 254	215	275	134	229	6	3	1 855	1 761

48 SUNCOR ENERGY INC. 2017 SECOND QUARTER

Six months ended June 30	Oil Sands		Exploration and Production		Refining and Marketing		Corporate, Energy Trading and Eliminations		Total
($ millions)	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016

Revenues and Other Income

Gross revenues	4 240	2 395	1 772	1 126	9 372	8 117	23	22	15 407	11 660

Intersegment revenues	1 548	804	—	29	25	64	(1 573)	(897)	—	—

Less: Royalties	(98)	(28)	(244)	(74)	—	—	—	—	(342)	(102)

Operating revenues, net of royalties	5 690	3 171	1 528	1 081	9 397	8 181	(1 550)	(875)	15 065	11 558

Other income (loss)	31	15	(23)	38	38	13	(5)	(191)	41	(125)

	5 721	3 186	1 505	1 119	9 435	8 194	(1 555)	(1 066)	15 106	11 433

Expenses

Purchases of crude oil and products	255	312	—	—	6 836	5 325	(1 618)	(896)	5 473	4 741

Operating, selling and general	3 128	2 723	212	261	981	1 068	225	350	4 546	4 402

Transportation	357	330	45	45	156	176	(24)	(20)	534	531

Depreciation, depletion, amortization and impairment	1 868	1 855	573	817	328	342	63	63	2 832	3 077

Exploration	6	30	59	27	—	—	—	—	65	57

Gain on disposal of assets	(1)	(33)	—	—	(452)	(1)	(97)	—	(550)	(34)

Financing expenses (income)	85	119	22	50	10	12	(265)	(556)	(148)	(375)

	5 698	5 336	911	1 200	7 859	6 922	(1 716)	(1 059)	12 752	12 399

Earnings (Loss) before Income Taxes	23	(2 150)	594	(81)	1 576	1 272	161	(7)	2 354	(966)

Income Taxes – Expense (Recovery)

Current	62	(437)	337	191	414	319	(222)	(256)	591	(183)

Deferred	(64)	(126)	(97)	(264)	(13)	23	150	62	(24)	(305)

	(2)	(563)	240	(73)	401	342	(72)	(194)	567	(488)

Net Earnings (Loss)	25	(1 587)	354	(8)	1 175	930	233	187	1 787	(478)

Capital and Exploration Expenditures	2 559	2 361	442	546	226	401	8	9	3 235	3 317

SUNCOR ENERGY INC. 2017 SECOND QUARTER 49

4. ACQUISITION OF CANADIAN OIL SANDS LIMITED (COS)

On February 5, 2016, Suncor obtained control of Canadian Oil Sands Limited (COS) by acquiring 73% of COS' outstanding common shares in exchange for 0.28 of a Suncor share per COS share tendered. The acquisition resulted in the issuance of 98.9 million Suncor common shares, which had a fair value of $31.88 per share based on the closing price on the Toronto Stock Exchange (TSX) on the acquisition date.

COS owned a 36.74% interest in the Syncrude joint arrangement. Suncor acquired COS to benefit from operating synergies and economies of scale expected from combining the two companies' ownership interests in Syncrude.

Purchase price consideration

Number of COS common shares tendered (millions)	353.3

Multiplied by share exchange ratio	0.28

Number of Suncor common shares issued (millions)	98.9

Share price on acquisition date	$31.88

Fair value of consideration ($ millions)	3 154

On February 22, 2016, and March 21, 2016, Suncor acquired the remaining outstanding 131.3 million COS shares on the same terms as the initial acquisition, resulting in the issuance of an additional 36.7 million Suncor common shares which resulted in a total acquisition price of $4.452 billion. The estimated fair values of the net assets acquired were not adjusted to reflect the changes in Suncor's share price on the subsequent transaction dates.

Purchase price allocation

The acquisition has been accounted for as a business combination using the acquisition method whereby the net assets acquired and the liabilities assumed are recorded at fair value, except for the employee future benefit liability which is measured as the present value of the net obligation. The purchase price allocation is based on management's best estimates of fair values of COS' assets and liabilities as at February 5, 2016 and no changes are required.

($ millions)

Cash	109

Accounts receivable	231

Inventory	135

Other assets	105

Property, plant and equipment	9 476

Exploration and evaluation	602

Total assets acquired	10 658

Accounts payable and other liabilities	(375)

Long-term debt	(2 639)

Employee future benefits	(323)

Decommissioning provision	(1 169)

Deferred income taxes	(1 826)

Total liabilities assumed	(6 332)

Net assets of COS	4 326

Non-controlling interest	(1 172)

Net assets acquired	3 154

The fair values of cash, accounts receivable and other current assets, and accounts payable and other liabilities approximate their carrying values due to the short-term maturity of the instruments. The fair values of crude inventory

50 SUNCOR ENERGY INC. 2017 SECOND QUARTER

and long-term debt were determined using quoted prices and rates from available pricing sources. The fair value of materials and supplies inventory approximates book value due to short-term turnover rates. The fair values of property, plant and equipment, and the decommissioning provision were determined using an expected future cash flow approach. Key assumptions used in the calculations were discount rates, future commodity prices and costs, timing of development activities, projections of oil reserves, and cost estimates to abandon and reclaim the mine and facilities.

The following table summarizes the fair value of COS debt acquired by Suncor.

($ millions)	February 5, 2016

Fixed-term debt, redeemable at the option of the company

7.75% Notes, due 2019 (US$500)	755

7.90% Notes, due 2021 (US$250)	389

4.50% Notes, due 2022 (US$400)	515

8.20% Notes, due 2027 (US$74)	114

6.00% Notes, due 2042 (US$300)	316

Total Notes	2 089

Credit facility	550

Total long-term debt	2 639

During the second quarter of 2016, the company purchased US$688 million of subsidiary debt acquired through the acquisition of COS. The company also repaid approximately $600 million of the credit facility acquired in the COS transaction.

The non-controlling interest (NCI) was initially measured at the NCI's proportionate share of the net identifiable assets acquired. The subsequent transactions on February 22, 2016, and March 21, 2016, were accounted for as equity transactions with shareholders and eliminated the NCI balance. Suncor recognized the difference between the fair value of the common shares issued and the NCI recorded at February 5, 2016 directly in equity. During the period from February 5, 2016 to March 21, 2016, when Suncor did not own 100% of the equity, net earnings of $11 million were earned that were attributable to the NCI owners.

As part of the acquisition, the company also assumed various pipeline and storage commitments of $3.0 billion undiscounted. The contract terms of these commitments range between one and 24 years, with payments that commenced in the first quarter of 2016.

Acquisition costs of $29 million have been charged to Operating, Selling and General expense in the consolidated statements of comprehensive loss for the six-month period ended June 30, 2016.

The acquisition of COS contributed $489 million to gross revenues and $226 million to consolidated net loss from the acquisition date to June 30, 2016.

Had the acquisition occurred on January 1, 2016, COS would have contributed $671 million to gross revenues and $263 million to consolidated net loss, which would have resulted in gross revenues of $12.3 billion and consolidated net loss of $741 million for the six months ended June 30, 2016.

SUNCOR ENERGY INC. 2017 SECOND QUARTER 51

5. ACQUISITION OF ADDITIONAL OWNERSHIP INTEREST IN SYNCRUDE

On June 23, 2016, Suncor completed the purchase of an additional 5% working interest in the Syncrude project from Murphy Oil Corporation's Canadian subsidiary for $946 million after purchase price adjustments. The purchase increased Suncor's share in the Syncrude project to 53.74%.

The acquisition has been accounted for as a business combination using the acquisition method. The purchase price allocation is based on management's best estimates of fair values of Syncrude's assets and liabilities as at June 23, 2016.

($ millions)

Accounts receivable	8

Inventory	19

Property, plant and equipment	1 330

Exploration and evaluation	82

Total assets acquired	1 439

Accounts payable and other liabilities	(29)

Employee future benefits	(49)

Decommissioning provision	(187)

Deferred income taxes	(228)

Total liabilities assumed	(493)

Net assets acquired	946

The fair values of accounts receivable and accounts payable approximate their carrying values due to the short-term maturity of the instruments. The fair value of crude inventory was determined using quoted prices and rates from available pricing sources. The fair value of materials and supplies inventory approximates book value due to short-term turnover rates. The fair values of property, plant and equipment, and the decommissioning provision were determined using an expected future cash flow approach. Key assumptions used in the calculations were discount rates, future commodity prices and costs, timing of development activities, projections of oil reserves, and cost estimates to abandon and reclaim the mine and facilities. All of the key assumptions were applied on a consistent basis as the COS acquisition (note 4).

The additional interest in Syncrude contributed $3 million to gross revenues and nil to consolidated net loss from the acquisition date to June 30, 2016.

Had the acquisition occurred on January 1, 2016, the additional interest would have contributed $88 million to gross revenues and $38 million to consolidated net loss, which would have resulted in gross revenues of $11.7 billion and consolidated net loss of $516 million for the six months ended June 30, 2016.

52 SUNCOR ENERGY INC. 2017 SECOND QUARTER

6. OTHER INCOME (LOSS)

Other income consists of the following:

	Three months ended June 30		Six months ended June 30
($ millions)	2017	2016	2017	2016

Energy trading activities

Gains (losses) recognized in earnings during the period	1	6	20	(18)

(Losses) gains on inventory valuation	(6)	(13)	(43)	17

Risk management activities(1)	(22)	(131)	34	(230)

Investment and interest income	33	30	54	48

Risk mitigation and insurance proceeds(2)	—	26	—	26

Change in value of pipeline commitments and other	10	24	(24)	32

	16	(58)	41	(125)

(1)
Includes fair value changes related to short-term derivative contracts in the Oil Sands and Refining and Marketing segments and long-term forward starting interest rate swaps in the Corporate segment.

(2)
Includes property damage insurance proceeds recorded in the second quarter of 2016 for the Terra Nova asset in the Exploration and Production segment.

7. SHARE-BASED COMPENSATION

The following table summarizes the share-based compensation expense recorded for all plans within Operating, Selling and General expense.

	Three months ended June 30		Six months ended June 30
($ millions)	2017	2016	2017	2016

Equity-settled plans	9	7	33	24

Cash-settled plans	18	31	92	146

	27	38	125	170

8. NORMAL COURSE ISSUER BID

On April 26, 2017, the company announced its intention to commence a new Normal Course Issuer Bid (the 2017 NCIB) to repurchase shares through the facilities of the Toronto Stock Exchange, New York Stock Exchange and/or alternative trading platforms. Pursuant to the 2017 NCIB, the company may purchase for cancellation up to approximately $2.0 billion worth of its common shares between May 2, 2017 and May 1, 2018. During the second quarter of 2017, the company repurchased 7.2 million common shares under the 2017 NCIB at an average price of $40.93 per share, for a total repurchase cost of $296 million.

The following table summarizes the share repurchase activities during the period:

	Three months ended June 30		Six months ended June 30
($ millions, except as noted)	2017	2016	2017	2016

Share repurchase activities (thousands of common shares)

Shares repurchased	7 221	—	7 221	—

Amounts charged to

Share capital	117	—	117	—

Retained earnings	179	—	179	—

Share repurchase cost	296	—	296	—

SUNCOR ENERGY INC. 2017 SECOND QUARTER 53

Under an automatic repurchase plan agreement with an independent broker, the company has recorded the following liability for share repurchases that may take place during its internal blackout period:

($ millions)	June 30 2017	December 31 2016

Amounts charged to

Share capital	72	—

Retained earnings	99	—

Liability for share purchase commitment	171	—

9. FINANCING (INCOME) EXPENSE

	Three months ended June 30		Six months ended June 30
($ millions)	2017	2016	2017	2016

Interest on debt	234	256	486	510

Capitalized interest	(196)	(140)	(370)	(281)

Interest expense	38	116	116	229

Interest on pension and other post-retirement benefits	15	15	30	27

Accretion	61	73	122	137

Foreign exchange (gain) loss on U.S. dollar denominated debt	(295)	29	(404)	(892)

Foreign exchange and other	(28)	11	(37)	25

Loss on extinguishment of long-term debt	87	99	87	99

Realized gains on foreign currency hedges	(62)	—	(62)	—

	(184)	343	(148)	(375)

During the second quarter of 2017, the company completed an early retirement of its US$1.250 billion (book value of $1.700 billion) long-term notes originally scheduled to mature on June 1, 2018 for US$1.344 billion ($1.830 billion), including US$31 million ($42 million) of accrued interest. In conjunction with the early retirement of the notes, the company also realized gains of $62 million on foreign currency hedges resulting in an overall debt extinguishment loss of $25 million ($10 million after-tax).

During the second quarter of 2016, the company purchased US$688 million ($891 million) principal value (book value of $864 million) of subsidiary debt acquired through the acquisition of COS (note 4) for US$751 million ($973 million) including US$8 million ($10 million) of accrued interest, resulting in a debt extinguishment loss of $99 million ($73 million after-tax). The company also repaid approximately $600 million of the credit facility acquired in the COS transaction.

10. INCOME TAXES

In the third quarter of 2016, the United Kingdom (U.K.) government enacted a decrease in the supplementary charge rate on oil and gas profits in the North Sea that reduced the statutory tax rate on Suncor's earnings in the U.K. from 50% to 40%. The company revalued its deferred income tax balances, resulting in a deferred income tax recovery of $180 million.

54 SUNCOR ENERGY INC. 2017 SECOND QUARTER

11. EARNINGS PER COMMON SHARE

	Three months ended June 30		Six months ended June 30
($ millions)	2017	2016	2017	2016

Net earnings (loss)	435	(735)	1 787	(478)

Dilutive impact of accounting for awards as equity-settled(1)	—	—	(1)	—

Net earnings (loss) – diluted	435	(735)	1 786	(478)

Net earnings (loss) attributable to common shareholders	435	(735)	1 787	(489)

Dilutive impact of accounting for awards as equity-settled(1)	—	—	(1)	—

Net earnings (loss) – diluted attributable to common shareholders	435	(735)	1 786	(489)

(millions of common shares)

Weighted average number of common shares	1 668	1 590	1 668	1 553

Dilutive securities:

Effect of share options	4	2	4	1

Weighted average number of diluted common shares	1 672	1 592	1 672	1 554

(dollars per common share)

Basic and diluted earnings (loss) per share	0.26	(0.46)	1.07	(0.31)

Basic and diluted earnings (loss) per share attributable to common shareholders	0.26	(0.46)	1.07	(0.31)

(1)
Cash payment alternatives are accounted for as cash-settled plans. As these awards can be exchanged for common shares of the company, they are considered potentially dilutive and are included in the calculation of the company's diluted net earnings (loss) per share if they have a dilutive impact in the period. Accounting for these awards as equity-settled was determined to have a dilutive impact for the three and six months ended June 30, 2017.

12. SHARE CAPITAL

On June 22, 2016, the company issued 82.2 million common shares for $35.00 per common share. Gross proceeds were approximately $2.878 billion ($2.782 billion net of fees).

13. FINANCIAL INSTRUMENTS

Derivative Financial Instruments

(a) Non-Designated Derivative Financial Instruments

The following table presents the company's non-designated Energy Trading, and Risk Management derivatives measured at fair value as at June 30, 2017.

($ millions)	Energy Trading	Risk Management	Total

Fair value outstanding at December 31, 2016	(36)	(18)	(54)

Cash Settlements – (received) paid during the period	(20)	(57)	(77)

Gains recognized in earnings during the period (note 6)	20	34	54

Fair value outstanding at June 30, 2017	(36)	(41)	(77)

SUNCOR ENERGY INC. 2017 SECOND QUARTER 55

(b) Fair Value Hierarchy

The following table presents the company's financial instruments measured at fair value for each hierarchy level as at June 30, 2017.

($ millions)	Level 1	Level 2	Level 3	Total Fair Value

Accounts receivable	57	70	—	127

Accounts payable	(107)	(97)	—	(204)

	(50)	(27)	—	(77)

During the second quarter of 2017, there were no transfers between Level 1 and Level 2 fair value measurements and no transfers into and out of Level 3 fair value measurements.

The company uses forward starting interest rate swaps to mitigate its exposure to the effect of future interest rate movements on future debt issuances. As at June 30, 2017, the company had $949 million in outstanding forward swaps. A decrease in interest rates of 0.06% during the quarter resulted in a decrease in value of $17 million associated with the remaining swaps. A decrease in interest rates of 0.03% during the six months ended June 30, 2017 resulted in a decrease in value of $10 million associated with the remaining swaps.

Non-Derivative Financial Instruments

At June 30, 2017, the carrying value of fixed-term debt accounted for under amortized cost was $13.0 billion (December 31, 2016 – $15.1 billion) and the fair value was $15.3 billion (December 31, 2016 – $17.5 billion). The estimated fair value of long-term debt is based on pricing sourced from market data.

14. PROVISIONS

A decrease in the credit-adjusted risk-free interest rate to 3.70% (December 31, 2016 – 3.90%) and recognition of additional disturbances resulted in an increase in the decommissioning and restoration provision of $385 million for the six months ended June 30, 2017.

15. SALE OF LUBRICANTS BUSINESS

On February 1, 2017, the company completed the previously announced sale of its lubricants business for proceeds of $1.1 billion before closing adjustments and other closing costs. The sale of this business resulted in an after-tax gain of $354 million, including a current tax expense of $101 million and a deferred tax recovery of $11 million, in the Refining and Marketing segment.

16. SALE OF CEDAR POINT

The company sold its interest in the Cedar Point wind facility in southwestern Ontario for proceeds of $291 million before closing adjustments and other closing costs, with an effective date of January 1, 2017. The disposition resulted in an after-tax gain of $83 million, including a current tax expense of $29 million and a deferred tax recovery of $15 million, in the Corporate, Energy Trading and Eliminations segment.

56 SUNCOR ENERGY INC. 2017 SECOND QUARTER

QUARTERLY FINANCIAL SUMMARY
(unaudited)

	Three months ended					Six months ended		Twelve months ended
($ millions, except per share amounts)	Jun 30 2017	Mar 31 2017	Dec 31 2016	Sept 30 2016	Jun 30 2016	Jun 30 2017	Jun 30 2016	Dec 31 2016

Revenues and other income	7 263	7 843	8 141	7 394	5 856	15 106	11 433	26 968

Net earnings (loss)

Oil Sands	(277)	302	276	162	(1 063)	25	(1 587)	(1 149)

Exploration and Production	182	172	54	144	26	354	(8)	190

Refining and Marketing	346	829	524	436	689	1 175	930	1 890

Corporate, Energy Trading and Eliminations	184	49	(323)	(350)	(387)	233	187	(486)

	435	1 352	531	392	(735)	1 787	(478)	445

Operating earnings (loss)(A)

Oil Sands	(277)	302	316	162	(1 063)	25	(1 587)	(1 109)

Exploration and Production	182	172	54	(36)	26	354	(8)	10

Refining and Marketing	346	475	524	436	689	821	930	1 890

Corporate, Energy Trading and Eliminations	(52)	(137)	(258)	(216)	(217)	(189)	(400)	(874)

	199	812	636	346	(565)	1 011	(1 065)	(83)

Funds from (used in) operations(A)

Oil Sands	573	1 109	1 372	1 236	(202)	1 682	61	2 669

Exploration and Production	438	481	385	365	302	919	563	1 313

Refining and Marketing	504	575	722	595	885	1 079	1 289	2 606

Corporate, Energy Trading and Eliminations	112	(141)	(114)	(171)	(69)	(29)	(315)	(600)

	1 627	2 024	2 365	2 025	916	3 651	1 598	5 988

Per common share

Net earnings (loss) – basic and diluted	0.26	0.81	0.32	0.24	(0.46)	1.07	(0.31)	0.28

Net earnings (loss) attributable to common shareholders – basic and diluted	0.26	0.81	0.32	0.24	(0.46)	1.07	(0.31)	0.27

Operating earnings (loss) – basic(A)	0.10	0.49	0.38	0.21	(0.36)	0.59	(0.69)	(0.05)

Cash dividends – basic	0.32	0.32	0.29	0.29	0.29	0.64	0.58	1.16

Funds from operations – basic(A)	0.98	1.21	1.42	1.22	0.58	2.19	1.03	3.72

	For the twelve months ended
	Jun 30 2017	Mar 31 2017	Dec 31 2016	Sept 30 2016	Jun 30 2016

Return on capital employed(A)

– excluding major projects in progress (%)	6.2	4.4	0.5	(4.6)	(4.9)

– including major projects in progress (%)	4.9	3.5	0.4	(3.9)	(4.1)

(A)
Non-GAAP financial measures. See the Operating Summary Information – Non-GAAP Financial Measures section of this Quarterly Report.

See accompanying footnotes and definitions to the quarterly operating summaries.

SUNCOR ENERGY INC. 2017 SECOND QUARTER 57

QUARTERLY OPERATING SUMMARY
(unaudited)

	Three months ended					Six months ended		Twelve months ended
Oil Sands	Jun 30 2017	Mar 31 2017	Dec 31 2016	Sept 30 2016	Jun 30 2016	Jun 30 2017	Jun 30 2016	Dec 31 2016

Total Production (mbbls/d)	413.6	590.6	620.4	617.5	213.1	501.6	389.4	504.9

Oil Sands operations

Production volumes (mbbls/d)

Upgraded product (sweet SCO, sour SCO & diesel)	288.6	332.8	324.5	301.1	86.4	310.6	204.3	258.9

Non-upgraded bitumen	64.0	115.7	108.9	132.6	91.1	89.7	110.9	115.9

Oil Sands operations production	352.6	448.5	433.4	433.7	177.5	400.3	315.2	374.8

Bitumen production (mbbls/d)

Mining	293.1	311.1	284.8	295.1	66.8	298.2	185.4	238.0

In Situ – Firebag	110.9	202.8	204.5	197.6	121.8	156.6	160.4	180.8

In Situ – MacKay River	30.0	35.6	33.9	26.6	13.1	32.8	25.0	27.6

Total bitumen production	434.0	549.5	523.2	519.3	201.7	487.6	370.8	446.4

Sales (mbbls/d)

Light sweet crude oil	104.4	124.9	87.2	100.8	29.0	114.6	80.6	87.3

Diesel	29.6	30.3	28.4	27.9	3.4	29.9	14.1	21.2

Light sour crude oil	160.1	176.4	201.5	162.5	76.3	169.8	124.5	153.4

Upgraded product (SCO and diesel)	294.1	331.6	317.1	291.2	108.7	314.3	219.2	261.9

Non-upgraded bitumen	86.0	104.9	103.5	123.5	108.1	95.4	121.3	117.4

Sales	380.1	436.5	420.6	414.7	216.8	409.7	340.5	379.3

Cash operating costs – Average(1)(A) ($/bbl) *

Cash costs	25.70	20.15	22.10	20.30	44.55	22.55	28.75	24.35

Natural gas	2.10	2.40	2.85	1.85	2.25	2.35	1.85	2.15

	27.80	22.55	24.95	22.15	46.80	24.90	30.60	26.50

Cash operating costs – Mining bitumen production only(1)(A)(B) ($/bbl)

Cash costs	21.25	19.95	22.55	19.30	76.65	20.55	31.45	25.00

Natural gas	0.60	0.60	0.80	0.50	1.15	0.60	0.60	0.60

	21.85	20.55	23.35	19.80	77.80	21.15	32.05	25.60

Cash operating costs – In Situ bitumen production only(1)(A) ($/bbl)

Cash costs	10.95	7.00	6.35	7.15	10.75	8.50	8.75	7.60

Natural gas	4.00	4.00	4.40	3.30	2.20	4.00	2.55	3.30

	14.95	11.00	10.75	10.45	12.95	12.50	11.30	10.90

(A)
Non-GAAP financial measures. See the Operating Summary Information – Non-GAAP Financial Measures section of this Quarterly Report.

(B)
Cash operating costs – Mining bitumen production only for the twelve months ended December 31, 2016 has been restated.

See accompanying footnotes and definitions to the quarterly operating summaries.

58 SUNCOR ENERGY INC. 2017 SECOND QUARTER

QUARTERLY OPERATING SUMMARY (continued)
(unaudited)

	Three months ended					Six months ended		Twelve months ended
Oil Sands	Jun 30 2017	Mar 31 2017	Dec 31 2016	Sept 30 2016	Jun 30 2016	Jun 30 2017	Jun 30 2016	Dec 31 2016

Syncrude

Sweet SCO production (mbbls/d)	61.0	142.1	187.0	183.8	35.6	101.3	74.2	130.1

Bitumen production (mbbls/d)	82.4	170.0	219.6	210.1	52.5	126.0	86.5	151.1

Intermediate sour SCO (mbbls/d)(2)	61.3	140.9	192.6	179.2	42.8	100.8	75.9	131.2

Cash operating costs(1)(A) ($/bbl)

Cash costs	89.90	43.25	31.05	26.50	111.40	58.65	49.85	34.60

Natural gas	7.90	1.90	1.50	1.15	2.15	2.40	1.35	1.35

	97.80	45.15	32.55	27.65	113.55	61.05	51.20	35.95

(A)
Non-GAAP financial measures. See the Operating Summary Information – Non-GAAP Financial Measures section of this Quarterly Report.

See accompanying footnotes and definitions to the quarterly operating summaries.

SUNCOR ENERGY INC. 2017 SECOND QUARTER 59

QUARTERLY OPERATING SUMMARY (continued)
(unaudited)

	Three months ended					Six months ended		Twelve months ended
Oil Sands Operating Netbacks(A)	Jun 30 2017	Mar 31 2017	Dec 31 2016	Sept 30 2016	Jun 30 2016	Jun 30 2017	Jun 30 2016	Dec 31 2016

Bitumen ($/bbl)

Average price realized	37.61	35.03	31.68	26.67	23.90	36.20	17.30	23.50

Royalties	(0.69)	(0.54)	(0.33)	(0.39)	(0.24)	(0.60)	(0.11)	(0.23)

Transportation costs	(7.06)	(6.57)	(5.52)	(4.80)	(5.69)	(6.79)	(5.63)	(5.38)

Net operating expenses	(14.05)	(9.98)	(9.99)	(10.73)	(14.65)	(11.83)	(12.01)	(11.25)

Operating netback	15.81	17.94	15.84	10.75	3.32	16.98	(0.45)	6.64

SCO and diesel ($/bbl)

Average price realized	64.20	66.38	62.28	56.69	52.58	65.35	45.58	53.53

Royalties	(1.19)	(0.59)	2.74	(0.42)	(0.33)	(0.88)	(0.52)	0.50

Transportation costs	(3.72)	(3.98)	(3.98)	(2.96)	(5.07)	(3.85)	(4.14)	(3.76)

Net operating expenses – bitumen	(24.14)	(21.01)	(22.56)	(20.69)	(50.90)	(22.50)	(29.34)	(24.87)

Net operating expenses – upgrading	(4.15)	(3.58)	(4.31)	(4.34)	(12.02)	(3.84)	(6.90)	(5.38)

Operating netback	31.00	37.22	34.17	28.28	(15.74)	34.28	4.68	20.02

Average Oil Sands operations ($/bbl)

Average price realized	58.18	58.84	54.75	47.75	38.28	58.53	35.50	44.23

Royalties	(1.07)	(0.58)	1.99	(0.41)	(0.29)	(0.81)	(0.37)	0.28

Transportation costs	(4.47)	(4.60)	(4.36)	(3.51)	(5.38)	(4.54)	(4.67)	(4.26)

Net operating expenses – bitumen and upgrading	(25.08)	(21.07)	(22.72)	(20.77)	(38.85)	(22.95)	(27.61)	(24.37)

Operating netback	27.56	32.59	29.66	23.06	(6.24)	30.23	2.85	15.88

Syncrude ($/bbl)

Average price realized	62.27	66.37	64.28	58.62	59.34	65.13	52.08	56.91

Royalties	—	(2.96)	(4.70)	(0.26)	(0.98)	(2.07)	(0.37)	(1.90)

Transportation costs	(1.83)	(0.38)	(0.35)	(0.29)	(1.70)	(0.82)	(1.06)	(0.53)

Net operating expenses – bitumen and upgrading	(90.72)	(39.70)	(29.18)	(25.05)	(102.35)	(55.13)	(44.34)	(32.05)

Operating netback	(30.28)	23.33	30.05	33.02	(45.69)	7.11	6.31	22.43

(A)
Non-GAAP financial measures. See the Operating Summary Information – Non-GAAP Financial Measures section of this Quarterly Report.

See accompanying footnotes and definitions to the quarterly operating summaries.

60 SUNCOR ENERGY INC. 2017 SECOND QUARTER

QUARTERLY OPERATING SUMMARY (continued)
(unaudited)

	Three months ended					Six months ended		Twelve months ended
Exploration and Production	Jun 30 2017	Mar 31 2017	Dec 31 2016	Sept 30 2016	Jun 30 2016	Jun 30 2017	Jun 30 2016	Dec 31 2016

Total Sales Volumes (mboe/d)	130.3	136.8	120.5	103.1	120.4	133.5	127.0	119.3

Total Production (mboe/d)	125.5	134.5	118.1	110.6	117.6	130.0	121.6	117.9

Production Volumes

Exploration and Production Canada

East Coast Canada

Terra Nova (mbbls/d)	11.0	14.7	16.7	14.7	5.4	12.9	9.0	12.4

Hibernia (mbbls/d)	30.0	30.3	30.1	28.2	24.6	30.1	24.4	26.8

White Rose (mbbls/d)	12.9	13.1	10.9	7.5	11.7	13.0	12.7	10.9

North America Onshore (mboe/d)	1.8	2.8	2.8	2.7	2.7	2.3	2.9	2.8

	55.7	60.9	60.5	53.1	44.4	58.3	49.0	52.9

Exploration and Production International

Buzzard (mboe/d)	45.3	49.0	37.5	40.8	52.7	47.1	53.0	46.0

Golden Eagle (mboe/d)	20.1	20.2	19.0	16.2	20.5	20.2	19.6	18.6

United Kingdom (mboe/d)	65.4	69.2	56.5	57.0	73.2	67.3	72.6	64.6

Libya (mbbls/d)(3)	4.4	4.4	1.1	0.5	—	4.4	—	0.4

	69.8	73.6	57.6	57.5	73.2	71.7	72.6	65.0

Netbacks(A)

East Coast Canada ($/bbl)

Average price realized	66.26	69.75	68.06	61.63	62.39	68.02	53.19	59.31

Royalties	(14.05)	(15.94)	(15.07)	(10.93)	(11.06)	(15.00)	(7.91)	(10.64)

Transportation costs	(1.60)	(1.72)	(1.72)	(2.33)	(2.05)	(1.66)	(1.84)	(1.91)

Operating costs	(10.58)	(9.28)	(9.52)	(13.57)	(14.76)	(9.92)	(14.14)	(12.67)

Operating netback	40.03	42.81	41.75	34.80	34.52	41.44	29.30	34.09

United Kingdom ($/boe)

Average price realized	63.46	67.55	62.63	56.96	55.43	65.55	49.28	53.91

Transportation costs	(1.88)	(1.81)	(1.62)	(1.69)	(2.00)	(1.84)	(1.98)	(1.84)

Operating costs	(4.57)	(3.75)	(7.00)	(5.29)	(4.68)	(4.15)	(5.21)	(5.62)

Operating netback	57.01	61.99	54.01	49.98	48.75	59.56	42.09	46.45

(A)
Non-GAAP financial measures. See the Operating Summary Information – Non-GAAP Financial Measures section of this Quarterly Report.

See accompanying footnotes and definitions to the quarterly operating summaries.

SUNCOR ENERGY INC. 2017 SECOND QUARTER 61

QUARTERLY OPERATING SUMMARY (continued)
(unaudited)

	Three months ended					Six months ended		Twelve months ended
Refining and Marketing	Jun 30 2017	Mar 31 2017	Dec 31 2016	Sept 30 2016	Jun 30 2016	Jun 30 2017	Jun 30 2016	Dec 31 2016

Refined product sales (mbbls/d)	521.9	508.0	514.8	548.7	532.5	515.0	511.0	521.4

Crude oil processed (mbbls/d)	435.5	429.9	427.3	465.6	400.2	432.7	410.5	428.6

Utilization of refining capacity (%)	94	93	93	101	87	94	89	93

Refining margin ($/bbl)(A)	18.85	22.30	23.00	17.75	21.65	20.55	20.35	20.30

Refining operating expense ($/bbl)(A)	5.05	5.50	5.45	4.55	5.40	5.25	5.25	5.10

Eastern North America

Refined product sales (mbbls/d)

Transportation fuels

Gasoline	114.8	112.8	115.5	119.8	117.8	113.8	112.7	115.2

Distillate	82.9	82.2	79.9	77.8	71.8	82.5	73.7	76.3

Total transportation fuel sales	197.7	195.0	195.4	197.6	189.6	196.3	186.4	191.5

Petrochemicals	12.2	15.5	10.1	7.2	7.7	13.9	9.9	9.2

Asphalt	18.0	12.6	16.8	22.9	15.3	15.3	13.6	16.7

Other	35.5	34.5	34.4	34.6	39.4	35.0	37.4	35.9

Total refined product sales	263.4	257.6	256.7	262.3	252.0	260.5	247.3	253.3

Crude oil supply and refining

Processed at refineries (mbbls/d)	208.6	214.6	204.8	213.5	181.7	211.6	196.9	203.1

Utilization of refining capacity (%)	94	97	92	96	82	95	89	92

Western North America

Refined product sales (mbbls/d)

Transportation fuels

Gasoline	122.0	117.1	125.8	134.6	133.5	119.6	127.9	129.1

Distillate	108.3	110.1	106.8	117.4	118.2	109.2	107.4	109.8

Total transportation fuel sales	230.3	227.2	232.6	252.0	251.7	228.8	235.3	238.9

Asphalt	14.6	9.2	9.7	16.9	11.7	11.9	10.2	11.8

Other	13.6	14.0	15.8	17.5	17.1	13.8	18.2	17.4

Total refined product sales	258.5	250.4	258.1	286.4	280.5	254.5	263.7	268.1

Crude oil supply and refining

Processed at refineries (mbbls/d)	226.9	215.3	222.5	252.1	218.5	221.1	213.6	225.5

Utilization of refining capacity (%)	95	90	93	105	91	92	89	94

(A)
Non-GAAP financial measures. See the Operating Summary Information – Non-GAAP Financial Measures section of this Quarterly Report.

See accompanying footnotes and definitions to the quarterly operating summaries.

62 SUNCOR ENERGY INC. 2017 SECOND QUARTER

QUARTERLY OPERATING METRICS RECONCILIATION
(unaudited)

Oil Sands Netbacks(A)
($ millions except per barrel amounts)

For the quarter ended June 30, 2017	Bitumen	SCO and Diesel	Oil Sands Operations	Syncrude	Other(4)	Oil Sands Segment

Operating revenues	377	1 758	2 135	361	2	2 498

Other income (loss)	12	(1)	11	—	6	17

Purchases of crude oil and products	(101)	(21)	(122)	(15)	(2)	(139)

Gross realization adjustment(5)	6	(18)	(12)	—

Gross realizations	294	1 718	2 012	346

Royalties	(5)	(32)	(37)	—	—	(37)

Transportation	(55)	(100)	(155)	(13)	—	(168)

Transportation adjustment(6)	—	—	—	3

Net transportation expenses	(55)	(100)	(155)	(10)

Operating, selling and general	(126)	(900)	(1 026)	(551)	2	(1 575)

OS&G adjustment(7)	16	143	159	47

Net operating expenses	(110)	(757)	(867)	(504)

Gross profit (loss)	124	829	953	(168)

Sales volumes (mbbls)	7 827	26 764	34 590	5 549

Operating netback per barrel	15.81	31.00	27.56	(30.28)

For the quarter ended March 31, 2017	Bitumen	SCO and Diesel	Oil Sands Operations	Syncrude	Other(4)	Oil Sands Segment

Operating revenues	400	2 022	2 422	868	—	3 290

Other income	9	3	12	2	—	14

Purchases of crude oil and products	(75)	(22)	(97)	(19)	—	(116)

Gross realization adjustment(5)	(4)	(22)	(26)	(2)

Gross realizations	330	1 981	2 311	849

Royalties	(5)	(18)	(23)	(38)	—	(61)

Transportation	(62)	(118)	(180)	(9)	—	(189)

Transportation adjustment(6)	—	—	—	4

Net transportation expenses	(62)	(118)	(180)	(5)

Operating, selling and general	(123)	(875)	(998)	(583)	28	(1 553)

OS&G adjustment(7)	29	141	170	76

Net operating expenses	(94)	(734)	(828)	(507)

Gross profit	169	1 111	1 280	299

Sales volumes (mbbls)	9 444	29 844	39 288	12 788

Operating netback per barrel	17.94	37.22	32.59	23.33

(A)
Non-GAAP financial measures. See the Operating Summary Information – Non-GAAP Financial Measures section of this Quarterly Report.

See accompanying footnotes and definitions to the quarterly operating summaries.

SUNCOR ENERGY INC. 2017 SECOND QUARTER 63

QUARTERLY OPERATING METRICS RECONCILIATION (continued)
(unaudited)

Oil Sands Netbacks(A)
($ millions except per barrel amounts)

For the quarter ended December 31, 2016	Bitumen	SCO and Diesel	Oil Sands Operations	Syncrude	Other(4)	Oil Sands Segment

Operating revenues	375	1 865	2 240	1 116	—	3 356

Other (loss) income	(4)	(5)	(9)	17	—	8

Purchases of crude oil and products	(62)	(20)	(82)	(19)	—	(101)

Gross realization adjustment(5)	(7)	(25)	(32)	(8)

Gross realizations	302	1 815	2 117	1 106

Royalties	(3)	80	77	(81)	—	(4)

Transportation	(52)	(116)	(168)	(9)	—	(177)

Transportation adjustment(6)	—	—	—	3

Net transportation expenses	(52)	(116)	(168)	(6)

Operating, selling and general	(121)	(935)	(1 056)	(577)	(1)	(1 634)

OS&G adjustment(7)	25	152	177	75

Net operating expenses	(96)	(783)	(879)	(502)

Gross profit	151	996	1 147	517

Sales volumes (mbbls)	9 525	29 176	38 701	17 205

Operating netback per barrel	15.84	34.17	29.66	30.05

For the quarter ended September 30, 2016	Bitumen	SCO and Diesel	Oil Sands Operations	Syncrude	Other(4)	Oil Sands Segment

Operating revenues	406	1 562	1 968	999	—	2 967

Other income	3	—	3	—	—	3

Purchases of crude oil and products	(95)	(24)	(119)	(16)	—	(135)

Gross realization adjustment(5)	(11)	(19)	(30)	8

Gross realizations	303	1 519	1 822	991

Royalties	(5)	(11)	(16)	(4)	—	(20)

Transportation	(55)	(90)	(145)	(14)	—	(159)

Transportation adjustment(6)	—	11	11	9

Net transportation expenses	(55)	(79)	(134)	(5)

Operating, selling and general	(145)	(803)	(948)	(474)	2	(1 420)

OS&G adjustment(7)	24	132	156	50

Net operating expenses	(121)	(671)	(792)	(424)

Gross profit	122	758	880	558

Sales volumes (mbbls)	11 368	26 786	38 154	16 906

Operating netback per barrel	10.75	28.28	23.06	33.02

(A)
Non-GAAP financial measures. See the Operating Summary Information – Non-GAAP Financial Measures section of this Quarterly Report.

See accompanying footnotes and definitions to the quarterly operating summaries.

64 SUNCOR ENERGY INC. 2017 SECOND QUARTER

QUARTERLY OPERATING METRICS RECONCILIATION (continued)
(unaudited)

Oil Sands Netbacks(A)
($ millions except per barrel amounts)

For the quarter ended June 30, 2016	Bitumen	SCO and Diesel	Oil Sands Operations	Syncrude	Other(4)	Oil Sands Segment

Operating revenues	427	523	950	210	—	1 160

Other (loss) income	(19)	1	(18)	—	—	(18)

Purchases of crude oil and products	(164)	(2)	(166)	(6)	—	(172)

Gross realization adjustment(5)	(8)	(2)	(10)	(12)

Gross realizations	236	520	756	192

Royalties	(2)	(4)	(6)	(3)	—	(9)

Transportation	(56)	(64)	(120)	(26)	—	(146)

Transportation adjustment(6)	—	14	14	21

Net transportation expenses	(56)	(50)	(106)	(5)

Operating, selling and general	(175)	(753)	(928)	(364)	4	(1 288)

OS&G adjustment(7)	30	131	161	32

Net operating expenses	(145)	(622)	(767)	(332)

Gross profit (loss)	33	(156)	(123)	(148)

Sales volumes (mbbls)	9 839	9 891	19 730	3 235

Operating netback per barrel	3.32	(15.74)	(6.24)	(45.69)

For the six months ended June 30, 2017	Bitumen	SCO and Diesel	Oil Sands Operations	Syncrude	Other(4)	Oil Sands Segment

Operating revenues	777	3 780	4 557	1 229	2	5 788

Other income	21	2	23	2	6	31

Purchases of crude oil and products	(176)	(43)	(219)	(34)	(2)	(255)

Gross realization adjustment(5)	2	(40)	(38)	(2)

Gross realizations	624	3 699	4 323	1 195

Royalties	(10)	(50)	(60)	(38)	—	(98)

Transportation	(117)	(218)	(335)	(22)	—	(357)

Transportation adjustment(6)	—	—	—	7

Net transportation expenses	(117)	(218)	(335)	(15)

Operating, selling and general	(249)	(1 775)	(2 024)	(1 134)	30	(3 128)

OS&G adjustment(7)	45	284	329	123

Net operating expenses	(204)	(1 491)	(1 695)	(1 011)

Gross profit	293	1 940	2 233	131

Sales volumes (mbbls)	17 271	56 608	73 878	18 337

Operating netback per barrel	16.98	34.28	30.23	7.11

(A)
Non-GAAP financial measures. See the Operating Summary Information – Non-GAAP Financial Measures section of this Quarterly Report.
See accompanying footnotes and definitions to the quarterly operating summaries.

SUNCOR ENERGY INC. 2017 SECOND QUARTER 65

QUARTERLY OPERATING METRICS RECONCILIATION (continued)
(unaudited)

Oil Sands Netbacks(A)
($ millions except per barrel amounts)

For the six months ended June 30, 2016	Bitumen	SCO and Diesel	Oil Sands Operations	Syncrude	Other(4)	Oil Sands Segment

Operating revenues	653	1 854	2 507	692	—	3 199

Other income	7	7	14	—	1	15

Purchases of crude oil and products	(274)	(16)	(290)	(22)	—	(312)

Gross realization adjustment(5)	(4)	(26)	(30)	33

Gross realizations	382	1 819	2 201	703

Royalties	(2)	(21)	(23)	(5)	—	(28)

Transportation	(124)	(179)	(303)	(27)	—	(330)

Transportation adjustment(6)	—	14	14	13

Net transportation expenses	(124)	(165)	(289)	(14)

Operating, selling and general	(328)	(1 731)	(2 059)	(698)	34	(2 723)

OS&G adjustment(7)	63	284	347	99

Net operating expenses	(265)	(1 447)	(1 712)	(599)

Gross (loss) profit	(9)	186	177	85

Sales volumes (mbbls)	22 080	39 890	61 970	13 503

Operating netback per barrel	(0.45)	4.68	2.85	6.31

For the year ended December 31, 2016	Bitumen	SCO and Diesel	Oil Sands Operations	Syncrude	Other(4)	Oil Sands Segment

Operating revenues	1 434	5 281	6 715	2 807	—	9 522

Other income	6	2	8	17	1	26

Purchases of crude oil and products	(408)	(83)	(491)	(57)	—	(548)

Gross realization adjustment(5)	(22)	(70)	(92)	(57)

Gross realizations	1 010	5 130	6 140	2 710

Royalties	(10)	48	38	(90)	—	(52)

Transportation	(231)	(385)	(616)	(50)	—	(666)

Transportation adjustment(6)	—	25	25	25

Net transportation expenses	(231)	(360)	(591)	(25)

Operating, selling and general	(595)	(3 468)	(4 063)	(1 749)	35	(5 777)

OS&G adjustment(7)	112	568	680	223

Net operating expenses	(483)	(2 900)	(3 383)	(1 526)

Gross profit	286	1 918	2 204	1 069

Sales volumes (mbbls)	42 973	95 852	138 825	47 614

Operating netback per barrel	6.64	20.02	15.88	22.43

(A)
Non-GAAP financial measures. See the Operating Summary Information – Non-GAAP Financial Measures section of this Quarterly Report.

See accompanying footnotes and definitions to the quarterly operating summaries.

66 SUNCOR ENERGY INC. 2017 SECOND QUARTER

QUARTERLY OPERATING METRICS RECONCILIATION (continued)
(unaudited)

Syncrude Cash Operating Costs(A)
($ millions except per barrel amounts)

	Three months ended					Six months ended		Twelve months ended
	June 30 2017	Mar 31 2017	Dec 31 2016	Sept 30 2016	June 30 2016	June 30 2017	June 30 2016	Dec 31 2016

Syncrude OS&G	551	583	577	474	364	1 134	698	1 749

Non-production costs(8)	(8)	(6)	(17)	(7)	3	(14)	(9)	(31)

Syncrude cash operating costs	543	577	560	467	367	1 120	689	1 718

Syncrude sales volumes (mbbls)	5 549	12 788	17 205	16 906	3 235	18 337	13 503	47 614

Syncrude cash operating costs ($/bbl)	97.80	45.15	32.55	27.65	113.55	61.05	51.20	35.95

Exploration and Production Netbacks(A)
($ millions except per barrel amounts)

For the quarter ended June 30, 2017	United Kingdom	East Coast Canada	Other(9)	E&P Segment

Operating revenues	378	354	120	852

Royalties	—	(75)	(46)	(121)

Transportation	(11)	(9)	(2)	(22)

Operating, selling and general	(31)	(65)	(15)	(111)

Non-production costs(10)	4	9

Gross realizations	340	214

Sales volumes (mboe)	5 954	5 345

Operating netback per barrel	57.01	40.03

For the quarter ended March 31, 2017	United Kingdom	East Coast Canada	Other(9)	E&P Segment

Operating revenues	421	379	120	920

Royalties	—	(87)	(36)	(123)

Transportation	(11)	(9)	(3)	(23)

Operating, selling and general	(28)	(60)	(13)	(101)

Non-production costs(10)	4	10

Gross realizations	386	233

Sales volumes (mboe)	6 228	5 432

Operating netback per barrel	61.99	42.81

For the quarter ended December 31, 2016	United Kingdom	East Coast Canada	Other(9)	E&P Segment

Operating revenues	325	374	43	742

Royalties	—	(83)	(12)	(95)

Transportation	(9)	(10)	(2)	(21)

Operating, selling and general	(38)	(63)	(14)	(115)

Non-production costs(10)	3	11

Gross realizations	281	229

Sales volumes (mboe)	5 193	5 495

Operating netback per barrel	54.01	41.75

(A)
Non-GAAP financial measures. See the Operating Summary Information – Non-GAAP Financial Measures section of this Quarterly Report.

See accompanying footnotes and definitions to the quarterly operating summaries.

SUNCOR ENERGY INC. 2017 SECOND QUARTER 67

QUARTERLY OPERATING METRICS RECONCILIATION (continued)
(unaudited)

Exploration and Production Netbacks(A)
($ millions except per barrel amounts)

For the quarter ended September 30, 2016	United Kingdom	East Coast Canada	Other(9)	E&P Segment

Operating revenues	300	246	1	547

Royalties	—	(44)	—	(44)

Transportation	(9)	(9)	(2)	(20)

Operating, selling and general	(33)	(62)	(12)	(107)

Non-production costs(10)	4	8

Gross realizations	262	139

Sales volumes (mboe)	5 247	3 987

Operating netback per barrel	49.98	34.80

For the quarter ended June 30, 2016	United Kingdom	East Coast Canada	Other(9)	E&P Segment

Operating revenues	370	253	1	624

Royalties	—	(45)	—	(45)

Transportation	(13)	(8)	(1)	(22)

Operating, selling and general	(37)	(68)	(11)	(116)

Non-production costs(10)	5	8

Gross realizations	325	140

Sales volumes (mboe)	6 661	4 052

Operating netback per barrel	48.75	34.52

For the six months ended June 30, 2017	United Kingdom	East Coast Canada	Other(9)	E&P Segment

Operating revenues	799	733	240	1 772

Royalties	—	(162)	(82)	(244)

Transportation	(22)	(18)	(5)	(45)

Operating, selling and general	(59)	(125)	(28)	(212)

Non-production costs(10)	8	19

Gross realizations	726	447

Sales volumes (mboe)	12 182	10 777

Operating netback per barrel	59.56	41.44

(A)
Non-GAAP financial measures. See the Operating Summary Information – Non-GAAP Financial Measures section of this Quarterly Report.

See accompanying footnotes and definitions to the quarterly operating summaries.

68 SUNCOR ENERGY INC. 2017 SECOND QUARTER

QUARTERLY OPERATING METRICS RECONCILIATION (continued)
(unaudited)

Exploration and Production Netbacks(A)
($ millions except per barrel amounts)

For the six months ended June 30, 2016	United Kingdom	East Coast Canada	Other(9)	E&P Segment

Operating revenues	651	499	5	1 155

Royalties	—	(74)	—	(74)

Transportation	(26)	(17)	(2)	(45)

Operating, selling and general	(80)	(153)	(28)	(261)

Non-production costs(10)	11	20

Gross realizations	556	275

Sales volumes (mboe)	13 213	9 367

Operating netback per barrel	42.09	29.30

For the year ended December 31, 2016	United Kingdom	East Coast Canada	Other(9)	E&P Segment

Operating revenues	1 276	1 119	49	2 444

Royalties	—	(201)	(12)	(213)

Transportation	(44)	(36)	(6)	(86)

Operating, selling and general	(151)	(278)	(54)	(483)

Non-production costs(10)	18	39

Gross realizations	1 099	643

Sales volumes (mboe)	23 653	18 849

Operating netback per barrel	46.45	34.09

Refining and Marketing
($ millions except per barrel amounts)

	Three months ended					Six months ended		Twelve months ended
	June 30 2017	Mar 31 2017	Dec 31 2016	Sept 30 2016	June 30 2016	June 30 2017	June 30 2016	Dec 31 2016

Gross margin(11)	1 160	1 401	1 580	1 377	1 721	2 561	2 856	5 813

Other income (loss)	19	19	(10)	13	2	38	13	16

Non-refining margin(12)	(375)	(495)	(592)	(572)	(884)	(870)	(1 239)	(2 403)

Refining margin	804	925	978	818	839	1 729	1 630	3 426

Refinery production (mbbls)(13)	42 629	41 540	42 510	46 119	38 754	84 169	80 169	168 798

Refining margin ($/bbl)(A)	18.85	22.30	23.00	17.75	21.65	20.55	20.35	20.30

Operating, selling and general	464	517	586	549	526	981	1 068	2 203

Non-refining costs(14)	(249)	(288)	(355)	(339)	(317)	(537)	(649)	(1 343)

Refining operating expense	215	229	231	210	209	444	419	860

Refinery production (mbbls)(13)	42 629	41 540	42 510	46 119	38 754	84 169	80 169	168 798

Refining operating expense ($/bbl)(A)	5.05	5.50	5.45	4.55	5.40	5.25	5.25	5.10

(A)
Non-GAAP financial measures. See the Operating Summary Information – Non-GAAP Financial Measures section of this Quarterly Report.

See accompanying footnotes and definitions to the quarterly operating summaries.

SUNCOR ENERGY INC. 2017 SECOND QUARTER 69

OPERATING SUMMARY INFORMATION

Non-GAAP Financial Measures

Certain financial measures in this document – namely operating earnings (loss), funds from (used in) operations, return on capital employed (ROCE), Oil Sands operations cash operating costs, Syncrude cash operating costs, refining margin, refining operating expense and netbacks – are not prescribed by GAAP. Suncor includes these financial measures because investors may use this information to analyze business performance, leverage and liquidity. These non-GAAP financial measures do not have any standardized meaning and, therefore, are unlikely to be comparable to similar measures presented by other companies. The additional information should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

Operating earnings (loss) and Oil Sands operations cash operating costs for each quarter in 2017 and 2016 are defined in the Non-GAAP Financial Measures Advisory section and reconciled to GAAP measures in each respective quarterly Report to Shareholders issued by Suncor in respect of the relevant quarter (Quarterly Reports). Funds from (used in) operations and ROCE for each quarter in 2017 and 2016 are defined and reconciled to GAAP measures in the Non-GAAP Financial Measures Advisory section of each respective Quarterly Report. Refining margin, refining operating expense and Syncrude cash operating costs for each relevant quarter in 2017 and 2016 and for the year ended December 31, 2016 are defined in the Non-GAAP Financial Measures Advisory section and reconciled to GAAP measures in the Operating Metrics Reconciliation section of this Quarterly Report. Netbacks for each relevant quarter in 2017 and 2016 and for the year ended December 31, 2016 are defined below and are reconciled to GAAP measures in the Operating Metrics Reconciliation section of this Quarterly Report.

Oil Sands Netbacks

Oil Sands operating netbacks are a non-GAAP measure, presented on a crude product and sales barrel basis, and are derived from the Oil Sands segmented statement of net earnings (loss), after adjusting for items not directly attributable to the revenues and costs associated with production and delivery. Management uses Oil Sands operating netbacks to measure crude product profitability on a sales barrel basis.

Exploration and Production Netbacks

Exploration and Production netbacks are a non-GAAP measure, presented on an asset location and sales barrel basis, and are derived from the E&P segmented statement of net earnings (loss), after adjusting for items not directly attributable to the costs associated with production and delivery. Management uses Exploration and Production operating netbacks to measure asset profitability by location on a sales barrel basis.

Definitions

(1)
Cash operating costs – Include cash costs that are defined as operating, selling and general expenses (excluding inventory changes and non-production costs), and are net of operating revenues associated with excess power from cogeneration units. Oil Sands operations cash operating costs are presented on a production basis by adjusting for inventory impacts, while Syncrude production volumes are equal to sales volumes.

(2)
Syncrude's capacity to upgrade bitumen to an intermediary sour SCO is 350,000 bbls/d.

(3)
Effective 2016, Libyan production volumes reflect the company's entitlement share of production sold in the period.

(4)
Reflects non-producing Oil Sands assets and enterprise shared service allocations and recoveries.

(5)
Reflects the impact of items not directly attributed to revenues received from the sale of proprietary crude and net non-proprietary activity at its deemed point of sale.

(6)
Reflects adjustments for expenses or credits not directly related to the transportation of the crude product to its deemed point of sale. For Oil Sands operations bitumen and SCO, the point of sale is at the final customer, whereas Syncrude sweet SCO is deemed to be sold into the sweet synthetic crude oil pool in Edmonton, Alberta. Expenses or credits adjusted out of the netback transportation line include, but are not limited to, costs associated with the sale of non-proprietary product on pipelines with unutilized capacity under minimum volume commitment agreements.

(7)
Reflects adjustments for general and administrative costs not directly attributed to the production of each crude product type, as well as the revenues associated with excess power from cogeneration units.

(8)
Reflects adjustments for operating, selling and general expenses not directly attributable to Syncrude production.

(9)
Reflects other Exploration and Production assets, such as North America Onshore, Norway and Libya.
70 SUNCOR ENERGY INC. 2017 SECOND QUARTER

OPERATING SUMMARY INFORMATION (continued)

(10)  Reflects adjustments for general and administrative costs not directly attributed to production.

(11)  Operating revenues less purchases of crude oil and products.

(12)  Reflects the gross margin associated with the company's supply, marketing, lubricants and ethanol businesses.

(13)  Refinery production is the output of the refining process, and differs from crude oil processed as a result of volumetric adjustments for non-crude feedstock, volumetric gain associated with the refining process, and changes in unfinished product inventories.

(14)  Reflects operating, selling and general costs associated with the company's supply, marketing, lubricants and ethanol businesses, as well as certain general and administrative costs not directly attributable to refinery production.

Explanatory Notes

*
Users are cautioned that the Syncrude cash operating costs per barrel measure may not be fully comparable to similar information calculated by other entities (including Suncor's Oil Sands operations cash operating costs per barrel, which exclude Syncrude) due to differing operations of each company as well as other companies' respective accounting policy choices.

Abbreviations

bbl	– barrel
mbbls	– thousands of barrels
mbbls/d	– thousands of barrels per day
boe	– barrels of oil equivalent
boe/d	– barrels of oil equivalent per day
mboe/d	– thousands of barrels of oil equivalent per day
m3/d	– cubic metres per day
SCO	– synthetic crude oil

Metric Conversion

Crude oil, refined products, etc.                         1m3 (cubic metre) = approx. 6.29 barrels

SUNCOR ENERGY INC. 2017 SECOND QUARTER 71

Suncor Energy Inc.
150 - 6 Avenue S.W., Calgary, Alberta, Canada T2P 3E3
T: 403-296-8000

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